EXHIBIT 2.1

PURCHASE AGREEMENT dated as of May 20, 2008, among SALTON, INC., APPLICA PET PRODUCTS LLC and SPECTRUM BRANDS, INC.

i

Exhibits
Exhibit A	Purchased Direct Subsidiary’s Equity Interests and Purchased Indirect Subsidiaries’ Equity Interests
Exhibit B	Calculation of Working Capital
Exhibit C1-4	Seller Transfer Documents
Exhibit D-1	Form of Transition Services Agreement
Exhibit D-2	Form of Supply Agreement
Exhibit E-1	Corporate Exchange Agreement
Exhibit E-2	Amendment No. 1 to Corporate Exchange Space Agreement (St. Louis)
Exhibit E-3	Amendment No. 1 to Edwardsville Space Agreement
Exhibit E-4	Amendment to Bentonville Office Space Agreement
Exhibit F1-4	Amendment to License Agreements
Exhibit G	Settlement of Cash Pooling Balance
Exhibit H	Balance Sheet
Exhibit I	Knowledge
Annexes
Annex A	Transferors
Annex B	Tax Allocation
Annex C	EBITDA Calculation

PURCHASE AGREEMENT dated as of May 20, 2008 (this “Agreement”), among Salton, Inc., a corporation organized under the laws of the State of Delaware (“Salton”), Applica Pet Products LLC (“Pet LLC” and, together with Salton, the “Purchaser”) and Spectrum Brands, Inc., a corporation organized under the laws of the State of Wisconsin (the “Seller”).

RECITALS

WHEREAS, the Seller desires to sell, and the Purchaser desires to purchase, the Seller’s business of manufacturing, researching and developing, marketing, distributing and selling a variety of pet supplies for fish, dogs, cats, birds and other small domestic animals on a worldwide basis, including: (x) with respect to aquatics, integrated aquarium kits, standalone tanks and stands, filtration systems, heaters, pumps and other equipment and (y) with respect to companion animals, dog and cat treats, clean up and training aid products, health and grooming aids and bedding products (the “Business”);

WHEREAS, the Seller is the direct owner of all of the equity interests (such term and each other defined term used but not otherwise defined in this Agreement having the meaning given it in Section 10.11(a)) of the entity identified under the heading “Purchased Direct Subsidiary” on Exhibit A hereto, such equity interests being set forth opposite such entity’s name (such entity is referred to as the “Purchased Direct Subsidiary” and such equity interests are collectively referred to as the “Purchased Direct Subsidiary’s Equity Interests”);

WHEREAS, the Seller is, indirectly, through one or more wholly-owned subsidiaries, the owner of all (excluding Aquarium Systems` Manufacturer of Instant Ocean (“ASMIO”), with respect to which the Seller indirectly owns 2,498 equity interests) of the equity interests of each of the entities identified under the heading “Purchased Indirect Subsidiaries” on Exhibit A hereto (such entities are collectively referred to as the “Purchased Indirect Subsidiaries” and such equity interests are collectively referred to as the “Purchased Indirect Subsidiaries’ Equity Interests”);

WHEREAS, the Seller, the Purchased Direct Subsidiary and the Purchased Indirect Subsidiaries conduct the Business (the Purchased Direct Subsidiary and the Purchased Indirect Subsidiaries are collectively referred to as the “Transferred Entities”; the Seller and those of its subsidiaries set forth on Annex A are together referred to as the “Transferors”);

WHEREAS, each of Harbinger Capital Partners Master Fund I, Ltd. (“HCPMF”) and Harbinger Capital Partners Special Situations Fund, L.P. (“HCPSSF” and, together with HCPMF, “Harbinger”), has executed and delivered to the Purchaser, and the Purchaser has delivered to the Seller in connection with the execution and delivery of this Agreement, a commitment letter dated as of the date of this Agreement pursuant to which each of HCPMF and HCPSSF has issued an equity commitment to the Purchaser, the proceeds of which will be used to pay the Purchase Price and the fees and expenses relating to the transactions contemplated by this Agreement (such commitment letters are referred to as the “Equity Financing Commitment”);

WHEREAS, Purchaser may obtain after the date hereof from certain financial institutions commitment letters pursuant to which such financial institutions will issue lending commitments to the Purchaser, the proceeds of which will be used to pay a portion of the Purchase Price and the fees and expenses relating to the transactions contemplated by this Agreement (any such commitment letters are collectively referred to as the “Debt Financing Commitment”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Harbinger has executed and delivered to the Purchaser, and the Purchaser has delivered to the Seller limited guarantees dated as of the date of this Agreement in favor of the Seller with respect to the monetary remedy specified in Section 8.02 of this Agreement, subject to the limitations in Section 8.02(c), payable by the Purchaser in certain circumstances, as specified in such sections of this Agreement (such guarantees are collectively referred to as the “Harbinger Guarantees”); and

WHEREAS, at the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Transferors desire to sell and transfer to the Purchaser or its designees, and the Purchaser or its designees desire to purchase and accept from the Transferors (the “Acquisition”), the Purchased Direct Subsidiary’s Equity Interests and the Purchased Indirect Subsidiaries’ Equity Interests (the Purchased Direct Subsidiary’s Equity Interests and the Purchased Indirect Subsidiaries’ Equity Interests are collectively referred to as the “Transferred Equity Interests”).

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE I

Purchase and Sale of Transferred Equity Interests

SECTION 1.01.	Sale of the Transferred Equity Interests.

(a)       Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall, and shall cause the other Transferors to, sell, transfer and deliver to the Purchaser or its designees, and the Purchaser or its designees shall purchase and accept from the Transferors, the Transferred Equity Interests free and clear of all Liens for an aggregate purchase price (the “Purchase Price”) determined as follows: (x) $692.5 million in cash plus (y) $98 million in an amount of the Seller’s Variable Rate Toggle Senior Subordinated Notes Due 2013, taking into account principal amount (including any increase in principal amount pursuant to the terms of such notes since the issue date thereof) and accrued and unpaid interest thereon as of the close of business on the Closing Date plus (z) $124.5 million in an amount of the Seller’s Senior Subordinated Notes due February 1, 2015 with interest payable semiannually at 7.375% (such Variable Rate Notes and Senior Subordinated Notes are collectively referred to as the “Notes”), taking into account principal and accrued and unpaid interest thereon as of the close of business on the date immediately preceding the Closing Date; provided, that such amounts of cash and Notes shall be (i) increased by the Working Capital Overage, if any, (ii) decreased by the Working Capital Underage, if any, (iii) decreased by the Final Assumed Indebtedness Amount, if any,

(iv) decreased by any Transaction Expenses of the Transferred Entities not paid prior to Closing or accrued and included in the “total A/P” of the Transferred Entities in Closing Working Capital, and (v) decreased by the EBITDA Price Adjustment, if any ((i),(ii),(iii), (iv) and (v) being collectively referred to as the “Closing Adjustments”); provided, however, that this provision shall exclude the amounts of any accrued and unpaid interest as of the close of business on the Closing Date on the Notes provided for in subsections (y) and (z), but such exclusion shall apply if and only to the extent that (I) the record date in respect of the payment of such accrued and unpaid interest occurs on or prior to the Closing Date and (II) the holder of the applicable Notes on such record date (excluding the Seller or any of its Subsidiaries in the event that the record date and the Closing Date occur on the same day) will receive payment in cash in respect of such accrued and unpaid interest on the applicable payment date therefor notwithstanding the transfer of such Notes to the Seller pursuant to this Agreement prior to the applicable payment date for such accrued and unpaid interest. To the extent the aggregate amount of the Closing Adjustments increases the Purchase Price, such increase shall be payable in cash and, to the extent the aggregate amount of the Closing Adjustments decreases the Purchase Price, the amount of such decrease shall reduce the Purchase Price on a pro rata basis among the cash consideration and the Notes, it being agreed that the pro rata percentages for any such reduction shall be 75.7% with respect to cash, 10.7% with respect to the Variable Rate Notes and 13.6% with respect to the Senior Subordinated Notes.

(b)       As soon as practicable prior to Closing, the Chief Financial Officer of the Seller and the Chief Financial Officer of the Purchaser shall jointly prepare and mutually agree upon a final calculation of (i) the amount of Assumed Indebtedness (the “Final Assumed Indebtedness Amount”) and (ii) Closing Working Capital (the “Final Working Capital”) and the resulting Working Capital Overage or Working Capital Underage, such calculation to be prepared in accordance with the requirements of this Agreement, including calculating the Final Working Capital in the same manner and using the same methods and line items as the corresponding line items of the Working Capital Amount set forth on Exhibit B hereto, which in all cases shall be determined in accordance with generally accepted accounting principles in the United States of America (“GAAP”) applied consistently with the past accounting practices used in the preparation of the Financial Statements.

(c)       The Final Working Capital, Final Assumed Indebtedness and Cash held by the Transferred Entities shall be measured in United States Dollars, with Cash and other amounts held in foreign currency being converted into United States Dollars at the currency exchange rate as of 4:00 p.m. (New York time) on the day prior to the Closing Date for foreign exchange transactions in such foreign currency and United States Dollars in amounts of $1,000,000 or more, as published in The Wall Street Journal.

(d)       The sale of the Transferred Equity Interests shall include all ancillary rights and benefits arising from the Transferred Equity Interests including voting rights, subscription rights and dividend or profit distribution rights for periods until the Closing Date, except for such dividends or profits which have been distributed to the respective Transferor prior to the Closing Date and except as otherwise provided in Section 5.20.

SECTION 1.02. Closing; Closing Date. The closing of the Acquisition (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019, at 10:00 a.m., New York City time, on the date specified by the parties, which shall be no later than the third business day following the satisfaction (or, to the extent permitted by applicable Law, the waiver) of all of the conditions set forth in Article VII (other than such conditions that by their nature are to be satisfied at the Closing), or at such other place, time and date as shall be agreed between the Purchaser and the Seller; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, the Closing shall not occur prior to July 31, 2008. The date on which the Closing takes place is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed to be effective as of the close of business on the Closing Date. The legal and beneficial ownership in the shares of Tetra Holding GmbH shall be transferred with effect as of the day immediately subsequent to the Closing Date at 00:00 a.m. German Time.

SECTION 1.03. Transactions To Be Effected at the Closing. At the Closing:

(a)       the Seller shall deliver to the Purchaser or its designees (i) in the case of the Transferred Equity Interests that are certificated, the certificates representing such Transferred Equity Interests, duly endorsed in blank or accompanied by stock or unit powers duly endorsed in blank in proper form for transfer or other proper instruments of transfer, with appropriate transfer Tax stamps, if any, affixed, and (ii) such other duly executed documents as the Purchaser may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement, including the sale, transfer and delivery of the Transferred Equity Interests to the Purchaser or its designees, which shall include, for the avoidance of doubt, (A) assuming the Purchaser is represented along with the Seller in front of a notary public in accordance with German Law, a notarial share transfer agreement with respect to the Transferred Equity Interests in Tetra Holding GmbH, (B) to the extent requested by the Purchaser, a stock transfer agreement with respect to the Transferred Equity Interests in Tetra (UK) Limited, Tetra Japan K.K. and Tetra Aquatic Asia Pacific Private Limited in a form reasonably acceptable to Purchaser and Seller, (C) share transfer forms with respect to the Transferred Equity Interests in Tetra France S.A.S. and, if necessary, in Aquarium Systems Manufacturer of Instant Ocean S.A.S., and (D) assuming the Purchaser is represented along with the Seller in front of a notary public in accordance with Italian Law, a notarial deed of transfer with respect to the Transferred Equity Interests in Tetra Italia S.r.L., in each case substantially in the forms as set forth in Exhibits C-1, C-2, C-3, C-4 hereto, respectively;

(b)       the Purchaser or its designees shall deliver to the Seller (i) payment by wire transfer, to one or more bank accounts designated in writing by the Seller (such designation to be made at least two business days prior to the Closing Date), of immediately available funds in an amount equal to the cash portion of the Purchase Price, (ii) duly executed instruments of transfer appropriate to transfer the amount of Notes specified in Section 1.01(a) above to the Seller, in each case in a form reasonably acceptable to Seller and Purchaser, and (iii) such other documents as the Seller may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement, including the sale, transfer and delivery of the Transferred Equity Interests to the Purchaser or its designees;

(c)       the Seller shall deliver to the Purchaser a copy, duly executed by the Seller, and the Purchaser shall deliver to the Seller a copy, duly executed by the Purchaser, of each of (i) the Transition Services Agreement substantially in the form as set forth in Exhibit D-1 hereto (the “Transition Services Agreement”) and (ii) the Supply Agreement substantially in the form as set forth in Exhibit D-2 hereto ;

(d)       (i) the Seller shall deliver to Purchaser a copy, duly executed by the Seller and LGH Investment, LLC,  and the Purchaser shall deliver to the Seller and LGH Investment, LLC a copy, duly executed by the Purchaser, of an assignment and assumption agreement with respect to the lease at Spectrum’s Corporate Exchange Facility in St. Louis, Missouri, in the form of Exhibit E-1 hereto, (ii) each of the Seller, United Industries Corporation, a Delaware corporation (“United”), and United Pet Group, Inc., a Delaware Corporation (“UPG”) shall deliver to the other party and to the Purchaser a copy, duly executed by each of Seller and UPG of Amendment No. 1 to Corporate Exchange Space Agreement in the form of Exhibit E-2 hereto, (iii) each of UPG and United shall deliver to the other party and to the Purchaser a copy, duly executed by each of UPG and United of Amendment No. 1 to Edwardsville Space Agreement in the form of Exhibit E-3 hereto with respect to UPG’s Edwardsville Facility in Edwardsville, Illinois, and (iv) each of Seller, UPG and United shall deliver to the other party and to the Purchaser a copy, duly executed by each of Seller, UPG and United of Amendment to Bentonville Office Space Agreement in the form of Exhibit E-4 hereto with respect to Seller’s Bentonville Facility in Bentonville, Arkansas;

(e)       the Seller shall deliver to the Purchaser a copy, duly executed by the Seller, and the Purchaser shall deliver to the Seller a copy, duly executed by the Purchaser, of (i) the Amended and Restated Patent License Agreement by and between Rovcal, Inc. (“Rovcal”) and UPG, substantially in the form set forth in Exhibit F-1, (ii) the Amended and Restated Patent License Agreement by and between Rovcal and UPG, substantially in the form set forth in Exhibit F-2, (iii) the Amended and Restated Patent License Agreement by and between United and UPG, substantially in the form set forth in Exhibit F-3 and (iv) the Amendment to Trademark License Agreement by and between United and UPG, substantially in the form set forth in Exhibit F-4.

(f)        each of the Purchaser and the Seller shall deliver to the other party the certificates referred to in Sections 7.02 and 7.03, as applicable;

(g)       the Seller shall deliver to the Purchaser the corporate minute books, corporate seal and stock records of each Transferred Entity, as applicable, as well as any other corporate documents the delivery of which the Purchaser may reasonably request under the laws of the jurisdiction of each Transferred Entity; and

(h)       the Seller shall deliver to the Purchaser a listing of all opposition or similar deadlines and all filings that must be made regarding the Owned Intellectual Property for the six (6) months following the Closing Date.

SECTION 1.04.	Purchase Price Calculation.

(a)       Notwithstanding anything to the contrary contained in this Agreement, from the date of this Agreement through the Closing Date, the Seller shall afford to the Purchaser, its independent auditors and other Representatives complete access of any type whatsoever to the personnel, properties, books and records of the Business and to customers and suppliers to the extent necessary or relevant to the calculations of Final Assumed Indebtedness, Final Working Capital and Transaction Expenses to be made pursuant to this Article I.

(b)       In furtherance of the foregoing, the Seller shall provide the Purchaser with a calculation (including reasonably detailed supporting documentation) of the Working Capital and Indebtedness of the Transferred Entities on a weekly basis (and then on a daily basis in the seven days preceding the Closing) from and after the date of this Agreement. The Chief Financial Officers of the Seller and the Purchaser shall confer regularly with respect to such calculations and the Chief Financial Officer of the Seller shall respond promptly and in a reasonably detailed manner with such supporting documentation as may be requested in good faith by the Chief Financial Officer of the Purchaser to any questions asked by or clarifications sought by the Chief Financial Officer of the Purchaser with respect to the foregoing.

SECTION 1.05. Tax Allocation. The Seller and the Purchaser will attempt in good faith to agree upon the allocation of the Purchase Price among the Transferred Entities prior to the Closing Date consistent with allocation set forth on Annex B attached hereto. If such an agreement is reached, the Parties will use such allocations, together with those made pursuant to Section 5.05(h), for purposes of all Tax filings and shall not take any position inconsistent with such allocations, except as otherwise required by Law. If such an agreement is not reached, then the Parties will adopt the Purchaser’s reasonably proposed allocation, together with those made pursuant to Section 5.05(h), for purposes of all Tax filings and shall not take any position inconsistent with such allocations, except as otherwise required by Law.

ARTICLE II

Representations and Warranties

Relating to the Transferors and the Transferred Equity Interests

Except as set forth in the letter dated as of the date of this Agreement delivered by the Seller to the Purchaser in connection with the execution and delivery of this Agreement (the “Seller Letter”) (each section of which qualifies only the correspondingly numbered representation and warranty and only such other representations and warranties to the extent a matter in such section is disclosed in such a manner as to make its relevance to the information called for by such other representation and warranty reasonably apparent), the Seller hereby represents and warrants to the Purchaser as follows:

SECTION 2.01. Organization, Standing and Power. Each Transferor is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all requisite power and authority and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary (a) to enable it to own, lease or otherwise hold its assets and properties and (b) to conduct its business as currently conducted. The Seller has made available to the Purchaser complete and correct copies of each Transferor’s organizational documents, as amended, supplemented or otherwise modified through (and including) the date of this Agreement.

SECTION 2.02. Authority; Execution and Delivery; Enforceability. The Seller has all requisite corporate power and authority and full legal capacity to execute this Agreement and each Transferor has all requisite corporate or other organizational power and authority, as the case may be, and full legal capacity to execute the other agreements and instruments executed and delivered in connection with this Agreement (such other agreements, the “Ancillary Agreements”) to which it is, or is specified to be, a party, to fully perform its obligations hereunder or thereunder and to consummate the Acquisition and the other transactions contemplated hereby and thereby. The execution and delivery by the Seller of this Agreement and the execution and delivery by each Transferor of the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by the Transferors of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Transferors, and no other action on the part of the Transferors is necessary to authorize this Agreement or the Ancillary Agreements or the consummation of the Acquisition or the other transactions contemplated hereby or thereby. The Seller has duly executed and delivered this Agreement and, prior to or at the Closing, each Transferor will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and, assuming their due execution and delivery by the Purchaser, this Agreement constitutes the Seller’s, and each Ancillary Agreement to which it is, or is specified to be, a party will, after execution and delivery by each Transferor, constitute such Transferor’s, legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law.

SECTION 2.03. No Conflicts; Consents. (a) The execution and delivery by the Seller of this Agreement do not, (b) the execution and delivery by each Transferor of each Ancillary Agreement to which it is, or is specified to be, a party will not, and (c) the consummation of the Acquisition and the other transactions contemplated hereby and thereby and compliance by the Transferors with the terms hereof and thereof will not: conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation to or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the assets or properties of any

Transferred Entity or the Business under, any provision of (i) the certificate of incorporation or formation, by-laws or other organizational documents of the Transferors or any Transferred Entity, (ii) any contract, lease, sublease, license, indenture, bond, debenture, note, mortgage, guarantee, instrument, agreement, deed of trust, conditional sales contract, franchise, commitment or other legally binding arrangement, together with modifications and amendments thereto (each, a “Contract”), to which the Seller or any other Transferor is a party or by which any Transferor’s assets or properties is bound (including any limitations on the sale of such Person’s assets) that in each case is material to any Transferor, or (iii) subject to the governmental filings and other matters referred to in the immediately following sentence, any material judgment, order, writ, injunction, legally binding agreement with a Governmental Entity, stipulation or decree (each, a “Judgment”) or statute, law (including common law), ordinance, code, rule or regulation of a Governmental Entity (each, a “Law”) applicable to any Transferor or the Business or any of their assets or properties, except, in the case of clauses (ii) and (iii), for such events that would not prohibit or materially impair the Seller’s or any Transferor’s ability to perform its obligations under this Agreement or any Ancillary Agreement. Except as set forth in Section 2.03 of the Seller Letter, no consent, approval, license, permit, order or authorization (each, a “Consent”) of, or registration, declaration or filing with, any national, state, county, local, municipal, foreign or other government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality (each, a “Governmental Entity”) or any other person is required to be obtained or made by or with respect to any Transferor in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the Acquisition or the other transactions contemplated hereby and thereby, other than (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and compliance with and filings and approvals under applicable foreign merger control or competition Laws (the “Foreign Merger Control Laws”), (B) compliance with and filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, (C) compliance with and filings or notices required by the rules and regulations of the New York Stock Exchange (the “NYSE”) and (D) those that may be required solely by reason of the Purchaser’s (as opposed to any third party’s) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Ancillary Agreements.

SECTION 2.04. The Transferred Equity Interests. Except as set forth in Section 2.04 of the Seller Letter, the Seller and the Transferors have good and valid title to the Transferred Equity Interests, free and clear of all Liens and are the record and beneficial owners thereof. Upon (a) delivery to the Purchaser or its designees at the Closing of (i) in the case of the Transferred Equity Interests that are certificated, certificates representing such Transferred Equity Interests, duly endorsed in blank or accompanied by stock or unit powers duly endorsed in blank in proper form for transfer or other proper instruments of transfer and (ii) in the case of Transferred Equity Interests that are not certificated, proper instruments of transfer and (b) the Seller’s receipt of the Purchase Price, good and valid title to the Transferred Equity Interests will pass to the Purchaser or its designees, free and clear of any Liens, other than those arising from acts of the Purchaser or its affiliates.

SECTION 2.05. Brokers or Finders. No agent, broker, investment banker or other person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee from the Seller or its affiliates (including the Transferred Entities) in connection with the transactions contemplated by this Agreement, except Goldman, Sachs & Co., whose fees, costs and expenses will be paid by the Seller.

SECTION 2.06. Litigation. There is no claim, action, suit or legal proceeding pending or, to the knowledge of the Seller, threatened against the Seller or any other Transferor which seeks to prevent the Seller or any Transferor from consummating the transactions contemplated by this Agreement.

ARTICLE III

Representations and Warranties

Relating to the Transferred Entities

Except as set forth in the Seller Letter (each section of which qualifies the correspondingly numbered representation and warranty and such other representations and warranties to the extent a matter in such section is disclosed in such a manner as to make its relevance to the information called for by such other representation and warranty reasonably apparent), the Seller hereby represents and warrants to the Purchaser as follows:

SECTION 3.01.	Organization and Standing; Books and Records.

(a)       Each Transferred Entity is duly organized, validly existing and in good standing (or the equivalent thereof) under the laws of the jurisdiction in which it is organized. Each Transferred Entity has all requisite power and authority and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary (i) to enable it to own, lease or otherwise hold its assets and properties and (ii) to conduct its business as currently conducted. Each Transferred Entity is duly qualified and in good standing to do business as a foreign entity in each jurisdiction in which the conduct or nature of the Business or the ownership, leasing or holding of the Business’s properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, is not reasonably likely to have a material adverse effect on the Business.

(b)       No insolvency or bankruptcy proceedings in respect of any of the Transferred Entities have been opened by any court of competent jurisdiction or been applied for by any of the Transferred Entities. To the knowledge of the Seller, there is no legal requirement to file an application for any insolvency or bankruptcy proceedings in respect of any of the Transferred Entities.

(c)       The Seller has made available to the Purchaser complete and correct copies of the organizational documents, including, to the extent applicable in the respective jurisdiction, a current excerpt from a commercial register or equivalent public register, of each Transferred Entity, each as amended, supplemented or otherwise modified prior to the date of this Agreement. To the extent excerpts from a commercial register or equivalent public register have been made available to the Purchaser, these excerpts contain an accurate description of the corporate structure of the Transferred Entities. No applications for registration in the commercial registers of the Transferred Entities are pending. The Transferred Entities’ shareholders’ meetings have not passed any resolutions subject to registration, in particular on capital measures, which have not been submitted for registration in the commercial register. Except as set forth in Section 3.01(c) of the Seller Letter, no German Entity is a party to, or owes an obligation to enter into, any domination agreement, profit and loss transfer agreement or other enterprise agreement (andere Unternehmensverträge) within the meaning of Sections 291 and 292 of the German Stock Corporation Act .

SECTION 3.02. Equity Interests in the Transferred Entities; Equity Interests in Other Persons; Indebtedness.

(a)       Section 3.02(a) of the Seller Letter sets forth the name and the jurisdiction of organization of each Transferred Entity. Section 3.02(a) of the Seller Letter sets forth, as of the date of this Agreement and for each Transferred Entity, the record and beneficial owners of the outstanding equity interests in such Transferred Entity and the percentage of such outstanding equity interests owned by each that will be acquired by the Purchaser pursuant to this Agreement. Except for the Transferred Equity Interests and the equity interests of ASMIO that are not indirectly owned bythe Seller, there are no equity interests in a Transferred Entity issued, reserved for issuance or outstanding and there are no preemptive or similar rights on the part of any holder of any class of securities of any Transferred Entity. The Transferred Equity Interests have been duly authorized and validly issued and are fully paid and nonassessable. As of the date of this Agreement, there are not any bonds, debentures, notes or other Indebtedness of any Transferred Entity having the right to vote (or that are convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of the Transferred Equity Interests may vote (“Transferred Entity Voting Debt”). As of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings to which any Transferred Entity is a party or by which any of them is bound (i) obligating any Transferred Entity to redeem, issue, deliver or sell, or cause to be redeemed, issued, delivered or sold, additional units of its equity interests or any security convertible into, or exercisable or exchangeable for, any equity interest in any Transferred Entity or any Transferred Entity Voting Debt, (ii) obligating any Transferred Entity to issue, grant, extend or enter into any such option, warrant, security, right, unit, commitment, Contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right derived from the economic benefits and rights accruing to holders of the Transferred Equity Interests. Except as set forth in Section 3.02(a) of the Seller Letter, and other than this Agreement, the Transferred Equity Interests are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Transferred Equity Interests.

(b)       Except for equity interests in another Transferred Entity, no Transferred Entity owns, directly or indirectly, any equity interests in any other person.

(c)       Section 3.02(c) of the Seller Letter sets forth a complete and correct list, as of the date of this Agreement, of (i) each item of outstanding Indebtedness of a Transferred Entity, in each case to the extent such individual item of outstanding Indebtedness exceeds $25,000, (ii) all obligations of any Transferred Entity under any interest rate, currency or other hedging agreement, and (iii) all obligations of any Transferred Entity under any performance bond.

SECTION 3.03. Authority; Execution and Delivery; Enforceability. Each Transferred Entity has all requisite power and authority to execute the Ancillary Agreements to which it is, or is specified to be, a party, to perform fully its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by each Transferred Entity of the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by each Transferred Entity of the transactions contemplated thereby have been duly authorized by all necessary action on the part of each Transferred Entity, and no other action on the part of any Transferred Entity is necessary to authorize the Ancillary Agreements or the consummation of the transactions contemplated thereby. Prior to or at the Closing, each Transferred Entity will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and each Ancillary Agreement to which it is, or is specified to be, a party will, after the Closing, constitute its legal, valid and binding obligation, enforceable against it in accordance with such Ancillary Agreement’s terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law.

SECTION 3.04. No Conflicts; Consents. The execution and delivery by any Transferred Entity of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the transactions contemplated thereby and compliance by the Transferred Entities with the terms thereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation to or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the assets or properties of the Business or any Transferred Entity under, any provision of (a) the certificate of incorporation or formation, by-laws or other organizational documents of any Transferred Entity, (b) except as set forth in Section 3.04 of the Seller Letter, any Contract to which any Transferred Entity is a party or by which any of the Business’s assets or properties is bound that is material to the Business or (c) subject to the governmental filings and other matters referred to in the immediately following sentence, any Judgment or Law applicable to the Business or any Transferred Entity or any of their assets or properties. Except as set forth in Section 3.04 of the Seller Letter, no Consent of, or registration, declaration or filing with, any Governmental Entity or any other person is required to be obtained or made by or with respect to the Business or any Transferred Entity in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the Acquisition or the other transactions contemplated hereby and thereby, other than (A) compliance with and filings under the

HSR Act and compliance with and filings and approvals under Foreign Merger Control Laws, (B) those that may be required solely by reason of the Purchaser’s (as opposed to any third party’s) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Ancillary Agreements and (C) the filing of the relevant instruments in the requisite jurisdictions in order to create or perfect Liens granted to secure the Indebtedness and other obligations incurred as a result of the consummation of the Debt Financing.

SECTION 3.05.	Financial Statements; Undisclosed Liabilities.

(a)       Section 3.05(a) of the Seller Letter sets forth complete and correct copies of the following financial statements (collectively, the “Financial Statements”): (i) the unaudited combined consolidated balance sheets of the Transferred Entities as of September 30, 2007 (the “Unaudited Financial Statements”), and the related unaudited combined statements of operations, parent funding and cash flows for the fiscal year then ended (including the notes contained therein or annexed thereto) and (ii) the unaudited condensed consolidated statements of operations, balance sheets and business unit cash flows of the Transferred Entities as of March 30, 2008, and the related unaudited combined statement of operations, parent funding and cash flows for the six month period then ended and for the corresponding period of the prior year (the financial statements described in this clause (ii) are collectively referred to as the “Interim Financial Statements”). The Financial Statements have been prepared in conformity with GAAP as consistently applied with the past accounting practices used in the preparation of the unaudited internal financial statements of the Transferred Entities for the year ended December 31, 2006 and previous periods during 2007 (except in each case as described in any notes thereto) and fairly present in all material respects (subject to, in the case of the Interim Financial Statements, (A) normal, recurring year-end audit adjustments, which adjustments will be immaterial, individually or in the aggregate, and (B) the absence of footnotes) the combined consolidated financial condition, assets, liabilities, results of operations and cash flows of the Transferred Entities as of the dates thereof and for the periods indicated. The monthly financial statements to be provided to the Purchaser pursuant to Section 5.12 shall be prepared in accordance with GAAP applied on a consistent basis and fairly present in all material respects (subject to (A) normal, recurring year-end audit adjustments, which adjustments will be immaterial, individually or in the aggregate and (B) the absence of footnotes) the combined consolidated financial condition, assets, liabilities, results of operations and cash flows of the Transferred Entities as of the dates thereof and for the periods indicated.

(b)       No Transferred Entity has any liability or obligation of any nature (whether accrued, absolute, contingent, unasserted or otherwise), except (i) as disclosed or reserved against on the balance sheet contained in the Interim Financial Statements (excluding the notes thereto) or disclosed in Section 3.05(b) of the Seller Letter, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the balance sheet contained in the Interim Financial Statements and (iii) for liabilities and obligations that, individually and in the aggregate, are not reasonably likely to have a material adverse effect on the Business.

SECTION 3.06. Assets Other than Real Property Interests or Intellectual Property.

(a)       The Transferred Entities have good and valid title to, or a valid leasehold interest in or valid rights to use, all the assets used by the Business, in each case free and clear of all liens, security interests, pledges, mortgages, leases, subleases, licenses, covenants, charges, easements, rights of way, pre-emptive rights, rights of first refusal, conditions, restrictions, title defects, encroachments or similar exceptions (collectively, “Liens”), except for (i) such Liens as are set forth in Section 3.06(a) of the Seller Letter (all of which shall be discharged at or prior to the Closing), (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business with respect to a liability that is not yet due or delinquent or as to which adequate reserves are maintained, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and Liens for Taxes and (iii) other imperfections of title or other non-monetary encumbrances, if any, that, individually and in the aggregate, do not impair, and would not impair, the conduct of the Business as currently conducted or materially detract from the value of the assets of the Business (the Liens described in clauses (i) through (iii) above, together with the Liens referred to in clauses (ii) through (v) in Section 3.07(a), are referred to collectively as “Permitted Liens”).

(b)       The buildings, machinery and equipment of the Business are free from any material defects, have been maintained in accordance with normal industry practice, and are in an operating condition and repair (subject to normal wear and tear) adequate and suitable for the purposes for which such properties are presently used, except where the failure to be such would not reasonably be expected to be material and adverse to the Business, taken as a whole.

(c)       Section 3.06(a) shall not constitute a representation or warranty with respect to real property or interests in real property, such items being the subject of Section 3.07, or to Intellectual Property, such items being the subject of Section 3.08.

SECTION 3.07.	Real Property.

(a)       Section 3.07(a) of the Seller Letter sets forth a complete and correct list, as of the date of this Agreement, of all real property owned by the Transferred Entities or the Seller or any of its subsidiaries other than the Transferred Entities and used in the Business (each, an “Owned Property”), including the name of the entity owning each such Owned Property (each a “Property Owning Entity”). Section 3.07(a) of the Seller Letter sets forth a complete and correct list, as of the date of this Agreement, of all real property and interests in real property of which any Transferred Entity is a lessee, sublessee, licensee or occupant or that are otherwise utilized by the Business (each, a “Leased Property”), including the name of the Transferred Entity leasing each such Leased Property (each a “Leasing Entity”). Each Property Owning Entity has good, marketable and valid fee title to each Owned Property it owns (including any and all improvements located thereon) and each Leasing Entity has good and valid title to the leasehold estates in all Leased Property it leases (an Owned Property or a Leased Property being sometimes referred to herein, individually, as a “Transferred Real Property”), in each case free and clear of all Liens, except (i) Liens described in clauses (ii) and (iii) of Section 3.06(a), (ii) such Liens as are set forth in Section 3.07(a) of the Seller Letter (all of which shall be discharged at or prior to Closing), (iii) leases, subleases and similar agreements set forth in Section 3.07(b) of the Seller Letter, (iv) easements, covenants, rights of way and other similar restrictions of record, (v) (A) zoning, building and other similar restrictions and (B) Liens that have been placed by any developer, landlord or other third person on property over which the Seller or one of its subsidiaries has easement rights or on any Leased Property and subordination or similar agreements relating thereto, and (vi) discrepancies, conflicts in boundary lines, shortages in area, encroachments, or any other non-monetary Liens of a minor nature. None of the items set forth in clauses (i) and (iii) through (vi) above, individually or in the aggregate, is reasonably likely to materially impair the continued use and operation of the Transferred Real Property to which it or they relate in the conduct of the Business as currently conducted or materially impair the value of the Transferred Real Property. The Transferred Real Property includes all the real property currently used by the Transferred Entities or the Seller or any subsidiary in the operation of the Business (the “Currently Utilized Real Property”).

(b)       Section 3.07(b) of the Seller Letter sets forth each lease, sublease, license or occupancy agreement in respect of a Leased Property (each, a “Lease”), which schedule sets forth the date of and parties to each Lease and any amendments or modifications thereto. Each Lease is, as of the date of this Agreement, a legal, valid and binding obligation of the Leasing Entity a party thereto and is in full force and effect and enforceable against such Leasing Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law. As of the date of this Agreement, the Leasing Entity is in possession of each applicable Leased Property. As of the date of this Agreement, neither the lessee under any Lease (or sublessee in the case of a sublease) nor, to the knowledge of the Seller, any other party to such Lease is in material breach or material default under such Lease and no event has occurred and no condition exists which, with the giving of notice or lapse of time or both, would constitute such a default or breach. No Leasing Entity has received written notice of the termination of any Lease and to the knowledge of the Seller no other party to any Lease has orally threatened to terminate such Lease. The Seller has made available to the Purchaser a true, complete and correct copy of each Lease, in each case as amended, supplemented or otherwise modified prior to the date of this Agreement.

(c)       All buildings, structures, material fixtures and material improvements included within the Transferred Real Property (the “Improvements”) are in good repair and operating condition, subject to ordinary wear and tear, and are suitable for the purposes for which they are presently used, in each case in all material respects.

(d)       As of the date of this Agreement, neither Seller nor any of its subsidiaries has received written notice or has knowledge of any pending, threatened or contemplated condemnation proceeding affecting the Transferred Real Property or any part thereof or of any sale or other disposition of the Transferred Real Property or any part thereof in lieu of condemnation.

(e)       No portion of the Owned Property is located in a special flood hazard area as designated by federal Governmental Entities.

(f)        Except as set forth in Section 3.07(f) of the Seller Letter, neither the Seller nor any of its subsidiaries owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to purchase, acquire, sell or dispose of the Transferred Real Property or any portion thereof or interest therein.

SECTION 3.08.	Intellectual Property.

(a)       “Owned Intellectual Property” means all Intellectual Property owned by the Transferred Entities or the Seller or any of its subsidiaries other than the Transferred Entities and used in the Business. Section 3.08(a) of the Seller Letter sets forth a complete and correct list, as of the date of this Agreement, of (i) all patents, trademarks, trade names, service marks, copyright registrations and copyright applications and domain names included in the Owned Intellectual Property, including the name of the entity owning such Owned Intellectual Property, and (ii) all licenses or other agreements, including settlement agreements and co-existence agreements, granted by third parties with respect to Intellectual Property used by (x) the Transferred Entities or (y) the Seller or any of its subsidiaries other than the Transferred Entities in connection with the Business, except in the case of each of (ii)(x) and (ii)(y), any license granted by a third party for off the shelf software that is commercially available on a retail basis for less than $50,000 in the aggregate (the “Inbound Licensed Intellectual Property”), including the name of the entity licensing such Inbound Licensed Intellectual Property. The Owned Intellectual Property and the Inbound Licensed Intellectual Property are referred to collectively as the “Transferred Intellectual Property”; provided that the “Transferred Intellectual Property” does not include any Software to be provided by the Seller or its subsidiaries after the Closing pursuant to the Transition Services Agreement. With respect to all Owned Intellectual Property that is registered or subject to an application for registration, Section 3.08(a) of the Seller Letter sets forth a list, as of the date of this Agreement, of all jurisdictions in which such Owned Intellectual Property is registered or where registrations have been applied for and all registration and application numbers. All such registrations and applications are not the subject of any invalidity proceeding or determination, and have not been or are not, as applicable, cancelled, expired, opposed, abandoned or otherwise terminated, and payment of all renewal and maintenance fees that have become due and owing in respect thereof has been duly made. Except as set forth in Section 3.08(a) of the Seller Letter, the Transferred Entities, Seller and its subsidiaries other than the Transferred Entities own or otherwise have the right pursuant to a valid written license, sublicense or other agreement, or have public domain or other legal right, free and clear of all Liens (other than Liens described in clauses (ii) and (iii) of Section 3.06(a)), to use all the Transferred Intellectual Property as currently used in the Business. Except as set forth in Section 3.08(a) of the Seller Letter, neither the Seller nor any of its subsidiaries (including the Transferred Entities) owns, holds, is obligated under or has granted, any option, right of first offer, right of first refusal, license or other contractual right to purchase, acquire, sell or dispose of the Transferred Intellectual Property or any portion thereof or interest therein.

(b)       The Seller, the Transferred Entities and any other subsidiaries of the Seller have taken all reasonably necessary actions to maintain and protect each item of Owned Intellectual Property. Except as set forth in Section 3.08(b) of the Seller Letter, each of the Seller, the Transferred Entities and any subsidiary of the Seller other than a Transferred Entity, has (i) secured and has a current policy to secure from employees, consultants and other persons who contribute or have contributed to the creation or development of any of the Owned Intellectual Property, written assignments of the rights to such contributions that the Seller, the Transferred Entities or any subsidiaries of the Seller other than the Transferred Entities, do not already own by operation of Law and (ii) made any and all notifications or filings required by applicable Law to ensure that all Intellectual

Property used in the Business created by any employee of the Transferred Entities, the Seller or a subsidiary of the Seller other than a Transferred Entity, is owned by such entity.

(c)       Except as set forth in Section 3.08(c) of the Seller Letter, the consummation of the Acquisition and the other transactions contemplated by this Agreement will not alter or impair any rights of the Transferred Entities in and to any Transferred Intellectual Property. No third-party consent is necessary for the exercise by the appropriate Transferred Entity of its rights in or to the Transferred Intellectual Property.

(d)       As of the date of this Agreement, the Seller has not and no Transferred Entity or a subsidiary of the Seller other than a Transferred Entity has granted any license, written or, to the Seller’s knowledge, oral, relating to any Transferred Intellectual Property or the marketing or distribution thereof, except as set forth in Section 3.08(b) of the Seller Letter (the “Outbound Licensed Intellectual Property”).

(e)       Except as set forth in Section 3.08(e) of the Seller Letter: (i) to the knowledge of the Seller, the conduct of the Business as currently conducted and the use of the Transferred Intellectual Property do not violate, conflict with or infringe the Intellectual Property of any other person; (ii) as of the date of this Agreement, no claims that have been asserted in writing by any person are pending or threatened, against the Seller, a Transferred Entity or a subsidiary of the Seller other than a Transferred Entity with respect to the ownership, validity, enforceability, effectiveness or use in the Business of any Intellectual Property; and (iii) since May 1, 2005 and prior to the date of this Agreement, the Seller has not and no Transferred Entity or a subsidiary of the Seller other than a Transferred Entity has received any written communication alleging that the Seller, a Transferred Entity or a subsidiary of the Seller other than a Transferred Entity has violated in any material respect any rights relating to Intellectual Property of any person. To the Seller’s knowledge, no third party is infringing or otherwise violating in any material respect the Owned Intellectual Property and there is no litigation currently pending or threatened alleging the same.

(f)        The Seller and any subsidiaries of the Seller other than Transferred Entities, have taken commercially reasonable efforts to protect the trade secrets and the confidential Technology used in the Business. To the knowledge of the Seller, there has been no misappropriation by any person of any trade secrets or other Technology used in the Business as currently conducted and no such trade secrets or other such Technology have been disclosed to any person except pursuant to valid and appropriate non-disclosure and/or license agreements that have not been breached. To the Seller’s knowledge, no employee, independent contractor, or agent of any Transferred Entity, the Seller or any subsidiary other than a Transferred Entity, (i) has misappropriated any trade secrets or other Intellectual Property of any other person, or (ii) is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of any Intellectual Property. To the Seller’s knowledge, all material computer software programs used in the conduct of the Business perform in material conformance with their documentation and are free from any material software defect.

(g)       Any open source software used by any of the Transferred Entities is either listed in Section 3.08(g) of the Seller Letter or is not a material part of the software used in the Business. No use of open source software by the Seller, a Transferred Entity or a subsidiary of the Seller other than a Transferred Entity requires any Transferred Entity to disclose any software, as a whole or any material part thereof, to the public.

SECTION 3.09.	Contracts.

(a)       Except as set forth in Section 3.09(a) of the Seller Letter, as of the date of this Agreement, neither a Transferred Entity nor the Business is a party to or bound by any:

(i)        employment agreement of any individual on a full-time, part-time, consulting or other basis providing annual compensation in excess of $100,000 or providing material severance, retention or change of control benefits;

(ii)       collective bargaining agreement or other contract with any labor organization, union or association, other than any mandatory national collective bargaining agreement or any other collective agreement with an employees’ representative body such as a works council or any company practice or any commitment given to all or a substantial part of employees of a Transferred Entity;

(iii)      Contract (A) with or for the benefit of the Seller or one of its affiliates (other than a Transferred Entity) or (B) with any current or former director, officer or employee of a Transferred Entity or any affiliate of the Seller (other than a Transferred Entity) (other than any employment agreement);

(iv)      Contract involving payment by a Transferred Entity or the Business of more than $250,000;

(v)       Contract involving the obligation of a Transferred Entity to deliver products or services for payment of more than $250,000;

(vi)      commodity agreement, interest rate agreement or currency agreement;

(vii)     Contract with respect to any joint venture, partnership or similar arrangement;

(viii)    Contract for the lease of personal property to or from any person providing for lease payments in excess of $100,000 per annum;

(ix)      Contract under which a Transferred Entity has created, incurred, assumed or guaranteed any Indebtedness or under which it has imposed a Lien on any of its assets, tangible or intangible, other than a Permitted Lien;

(x)       Contract under which a Transferred Entity has advanced or loaned any other person amounts currently outstanding in the aggregate exceeding $100,000;

(xi)      Contract containing an obligation of a Transferred Entity to indemnify any other person outside the ordinary course of business;

(xii)     Contracts for acquisitions of capital stock or assets of another person (whether by merger, stock or asset purchase or otherwise);

(xiii)    Contracts regarding dispositions of any material portion of the Business or any assets having a value greater than $100,000 other than in the ordinary course of business;

(xiv)    Contracts involving payment of more than $50,000 entered into since May 1, 2005 involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute; and

(xv)     Contracts relating to any Inbound Licensed Intellectual Property or Outbound Licensed Intellectual Property.

(b)       Neither a Transferred Entity nor the Business is a party to or bound by Contract that, following the Closing, (i) restricts the ability of the Business to compete in any business or with any person in any geographic area, (ii) provides for exclusivity or any similar requirement, (iii) requires the Business to grant “most favored nation” pricing or terms or (iv) restricts the ability of the Business to solicit or hire any person;

(c)       Each Contract required to be set forth in Section 3.09(a) of the Seller Letter (the “Material Contracts”) is a legal, valid and binding obligation of a Transferred Entity, enforceable against such Transferred Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law. No Transferred Entity that is party to a Material Contract nor, to the knowledge of the Seller, any other party to such Material Contract is in material breach or default under such Material Contract. No counterparty to a Material Contract is an affiliate of the Seller or any Transferred Entity. Neither the Seller nor any Transferred Entity has received written notice of the termination of any Material Contract and to the knowledge of the Seller no other party to any Material Contract has orally threatened to terminate any Material Contract. The Seller has made available to the Purchaser a complete and correct copy of each Material Contract, in each case as amended, supplemented or otherwise modified.

SECTION 3.10. Permits. Section 3.10 of the Seller Letter sets forth a true, complete and correct list of all material certificates, licenses, permits, authorizations, registrations, waivers, privileges, qualifications, and approvals issued or granted by a Governmental Entity (“Permits”) in connection with the Business to the Seller or its subsidiaries, each of which are validly held by a Transferred Entity, and the holder thereof has complied, as of the date of this Agreement, in all material respects with all terms and conditions thereof; provided, however, that the foregoing does not require disclosure of state and local business or similar licenses that are required of businesses generally and can be obtained through ministerial action and the payment of required fees. All such Permits are in full force and effect, and neither the Seller nor any of its subsidiaries has received written notice of any suit, action or other proceeding relating to the revocation or modification of any Permit. The Business possesses all Permits necessary to own, lease and operate the assets of the Business and to conduct the Business, in each case in all material respects as currently conducted. The terms of such Permits are not subject to any restrictions or conditions that limit or would limit the operation of the Business or the Transferred Entities as presently conducted, other than restrictions or conditions generally applicable to licenses of that type.

SECTION 3.11.	Insurance.

(a)       Section 3.11 of the Seller Letter lists all insurance policies currently maintained by the Seller or its subsidiaries for the benefit of or in connection with the Business and its assets. Section 3.11 of the Seller Letter lists all claims made by the Seller or any of its subsidiaries seeking in excess of $100,000 under any policy of insurance during the two years prior to the date of this Agreement with respect to the Business or its assets.

(b)       The Company and the Subsidiaries have insurance against loss or damage arising out of product liability, true and complete copies of which have been delivered to the Purchaser. All incidents of damage claims paid by the Seller or any of the Transferred Entities or any of their insurance carriers in excess of $100,000 in the two (2) year period preceding the date of this Agreement are described in Section 3.11(b) of the Disclosure Letter.

SECTION 3.12.	Taxes.

(a)       The Transferred Entities and any affiliated group of which any Transferred Entity is or has been a member have properly prepared in accordance with all applicable Laws and have filed or caused to be filed in a timely manner (within any applicable extension periods) all income and other material Tax Returns required to be filed by applicable national, state, county, local municipal, foreign or other Tax Laws. All such Tax Returns were complete and correct in all material respects. All material Taxes with respect to taxable periods covered by such Tax Returns (whether or not shown on any Tax Return), and all other material Taxes for which any Transferred Entity is liable (other than Taxes not yet due and payable or being contested in good faith, for which adequate provision has been made), have been timely paid in full or adequately reserved for in the Interim Financial Statements.

(b)       The Seller has made available to the Purchaser complete and correct copies of all income and other material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for each Transferred Entity, for which the applicable statutory periods of limitation have not expired.

(c)       There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Transferred Entities or any affiliated group of which any Transferred Entity is or has been a member for any taxable period and no request for any such waiver or extension is currently pending.

(d)       No material Tax Return of any Transferred Entity or, to the extent relating to the Transferred Entities, any affiliated group of which any Transferred Entity is a member is under audit or examination by any Taxing Authority, and no written notice of any such an audit or examination has been received by the Seller. Since May 1, 2005 and prior to the date of this Agreement, no written claim has been received by the Seller from a Taxing Authority in a jurisdiction where any Transferred Entity does not currently file Tax Returns that such Transferred Entity is or may be subject to taxation by that jurisdiction.

(e)       Each deficiency resulting from any audit or examination relating to Taxes of a Transferred Entity by any Taxing Authority has been fully and timely paid.

(f)        None of the assets of any Transferred Entity is subject to a Tax Lien, except for Taxes not yet due and payable or being contested in good faith (for which adequate provision has been made).

(g)       The German Entities have formed a valid fiscal unity (Organschaft) for VAT, German Trade Tax and German Corporate Income Tax purposes with Spectrum Brands Europe GmbH. Every member of the fiscal unity has complied with all requirements of the fiscal unity during the entire term of its existence, and the aforementioned fiscal unities will be terminated with effect as per expiry of the Closing Date (midnight German time) without (retroactively) affecting the validity of the fiscal unity for German Tax purposes. Any Tax or any payment replacing Tax such as a Tax compensation claim resulting from the disruption or termination of any fiscal unity or consolidated group that involves any of the German Entities has been paid or accrued for. No German Entity has been or will be held secondarily liable for any Tax of another member of a present or former fiscal unity or other consolidated group. The German Entities will not be subject to any Tax relating to the measures taken in connection with the procedures outlined in Exhibit G hereto, in excess of the amount offset against the claim of Spectrum Brands Europe GmbH for the transfer of profits for the applicable period until termination of the PLTA.

(h)       For German Tax purposes during the period of ownership by the Seller preceding the Closing Date (i) no assets have been contributed, or deemed to be contributed, to any of the German Entities in exchange for shares at book value or at another value below the going concern value (Teilwert) of individual assets, or acquired by any of the German Entities at such value through restructuring measures or in any other way; (ii) no spin-off (Abspaltung or Aufspaltung) at book value has been carried out regarding the German Entities; (iii) none of the German Entities has reduced, nor will it reduce until and as of the Closing Date, its Tax assessment base by way of a special write-off (Teilwertabschreibung) of any shares or any assets held by it; (iv) none of the German Entities having a tax presence in Germany has accrued as of the Closing Date a reserve for reinvestments or has transferred or will otherwise transfer capital gains by way of a roll-over relief under the current Section 6b German Income Tax Act (Einkommensteuergesetz); (v) none of the German Entities is subject to add back taxation pursuant to the German Foreign Tax Act (Außensteuergesetz); (vi) all documents and records that any German Entity is required to keep for tax purposes will be readily available at the respective German Entity as of the Closing Date; (vii) the company has maintained transfer pricing documentation of the German Entities; (viii) no binding ruling or other decision of a Taxing Authority has been issued that would in the future impair, limit or otherwise influence the conduct of business or a reorganization of any Transferred Entity.

(i)        Since May 1, 2005, no Transferred Entity or affiliated group of which any Transferred Entity is or has been a member has taken any reporting position on a Tax Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local, or foreign Tax Law), and (ii) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of state, local, or foreign Tax Law).

(j)        The Transferred Entities have each withheld from their respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate Taxing Authority proper and accurate amounts for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws and have each complied with all Tax information reporting provisions of all applicable Laws;

(k)       Since May 1, 2005, no Transferred Entity has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(l)        No Transferred Entity or affiliated group of which any Transferred Entity is or has been a member has agreed, or is required to make, any adjustment under Section 481(a) of the Code, and to the knowledge of the Seller, no Governmental Entity has proposed any such adjustment or change in accounting method.

(m)      Any adjustment of Taxes of the Transferred Entities or any affiliated group of which any Transferred Entity is or has been a member made by the Internal Revenue Service (the “IRS”), which adjustment is required to be reported to the appropriate state, local, or foreign Governmental Entities, has been so reported.

(n)       No Transferred Entity (i) has executed, entered into, or is the subject of a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Law, or (ii) is subject to any private letter ruling of the IRS or comparable ruling of any other Taxing Authority.

(o)       There is no Contract, agreement, plan, or arrangement covering any person that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible by the Purchaser or any Transferred Entity by reason of Section 280G of the Code.

(p)       No Transferred Entity has any (i) “excess loss accounts” or (ii) “deferred gains” with respect to any “deferred intercompany transactions,” within the meaning of Treasury Regulations Section 1.1502-19 and 1.1502-13, respectively.

SECTION 3.13. Proceedings. Section 3.13 of the Seller Letter sets forth a list, as of the date of this Agreement, of each pending or, to the knowledge of the Seller, threatened suit, action, demand, arbitration, citation, summons, subpoena, inquiry, investigation, other proceeding or claim of any nature, civil, criminal, regulatory or otherwise, in law or in equity arising out of the conduct of the Business or to which any Transferred Entity is a party that (a) alleges damages or other liabilities in excess of $100,000, (b) seeks any injunctive relief affecting the Business or any Transferred Entity or (c) is reasonably likely to give rise to any legal restraint on or prohibition against the transactions contemplated by this Agreement. As of the date of this Agreement, neither the Business nor any Transferred Entity is a party or subject to or in default in any material respect under any Judgment. This Section 3.13 does not relate to matters with respect to Intellectual Property, which are the subject of Section 3.08, to Permits, which are the subject of Section 3.10, to Taxes, which are the subject of Section 3.12, to benefit matters, which are the subject of Section 3.14, to environmental matters, which are the subject of Section 3.17, or to employee and labor matters, which are the subject of Section 3.18.

SECTION 3.14.	Benefit Plans.

(a)       (i) Each “employee benefit plan”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), each stock option, stock purchase or other equity compensation, incentive compensation, deferred compensation, change of control or severance plan, arrangement or policy, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Seller or any of its subsidiaries is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance and (ii) each other material employee fringe benefit plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA in each case that is currently sponsored, maintained or otherwise contributed to by the Seller, any of its subsidiaries or any other person that, together with the Seller, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Seller Commonly Controlled Entity”) for the benefit of any officer, director, consultant or employee or former officer, director, consultant or employee of the Seller or its affiliates (A) who is or was employed by or provided services to the Transferred Entities, (B) who primarily works for the Business and is not employed by the Transferred Entities or (C) who is listed in Section 3.14(a)(i)(C) of the Seller Letter (it being agreed that the list referred to in clause (C) shall be updated prior to Closing based on good-faith negotiation between Purchaser and Seller) (the employees described in the foregoing clauses (A), (B) and (C) are collectively referred to herein as the “Business Employees”), other than any plan, arrangement or policy mandated by applicable Law or any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) (a “Multiemployer Plan”), is referred to herein as a “Seller Benefit Plan”. Each Seller Benefit Plan or portion thereof sponsored by a Transferred Entity and that the Purchaser or any of its affiliates is required to assume under applicable Law or will otherwise assume is referred to herein as an “Assumed Benefit Plan”. Each employment, change in control, retention and severance agreement between the Seller or any of its affiliates, on the one hand, and any Business Employee, on the other hand, is referred to herein as a “Seller Benefit Agreement”. Each Seller Benefit Agreement (i) to which any Transferred Entity is a party and (ii) that the Purchaser or any of its affiliates is required to assume under applicable Law or will otherwise assume is referred to herein as an “Assumed Benefit Agreement”. Section 3.14(a)(i) of the Seller Letter lists each Business Employee and identifies each such individual’s name, 2008 base salary or wage rate, bonus opportunity for the fiscal year ending September 30, 2008, date of hire, job description, and identifies such Business Employee as belonging to clause (A), (B) or (C) of the definition of “Business Employees.” Section 3.14(a)(ii) of the Seller Letter is a complete and correct list, as of the date of this Agreement, identifying each Seller Benefit Plan, Seller Benefit Agreement, Assumed Benefit Plan and Assumed Benefit Agreement. The Seller has made available to the Purchaser complete and correct copies, as of the date of this Agreement, of (A) the most recent documents constituting each Assumed Benefit Plan and Assumed Benefit Agreement, (B) any related trust agreement or other funding instrument, (C) for the three most recent years, (i) Forms 5500 (including all schedules and attachments thereto) filed with the IRS, (ii) any related audited financial statements and (iii) any related actuarial valuation reports, (D) the most recent IRS determination or opinion letter, if applicable, (E) the most recent summary plan description, summary of modifications and all other material written communications by the Seller or any Seller Commonly Controlled Entity to the Business Employees concerning the extent of benefits provided under an Assumed Benefit Plan, (F) a summary of any material proposed amendments or changes anticipated to be made to the Assumed Benefit Plans at any time within the 12 months immediately following the date of this Agreement and (G) for the three years preceding the date of this Agreement, all material correspondence with the IRS, the United States Department of Labor (the “DOL”), the Pension Benefit Guaranty Corporation (the “PBGC”) or the Securities and Exchange Commission (the “SEC”) and any other governmental authority regarding the operation or the administration of any Seller Benefit Plan.

(b)       Each Assumed Benefit Plan has been operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, all other applicable Laws and the terms of all applicable collective bargaining agreements. With respect to any Assumed Benefit Plan there are no audits or proceedings initiated pursuant to the Employee Plans Compliance Resolution System or similar proceedings pending with the IRS, DOL or other Governmental Entity, and there are no claims, actions or litigation which have been made, or to the knowledge of Seller threatened, with respect to any Assumed Benefit Plan (other than routine claims for benefits payable in the ordinary course).

(c)       Except as set forth in Section 3.14(c)(i) of the Seller Letter, no Assumed Benefit Plan is a single-employer plan that is subject to Title IV of ERISA or Section 412 of the Code (a “Title IV Plan”). Upon and following the consummation of the transactions contemplated by this Agreement, none of the Purchaser or any Transferred

Entity would reasonably be expected to incur any material liability under Title IV of ERISA as a result of being treated as a single employer with the Seller or any Seller Commonly Controlled Entity. With respect to any Assumed Benefit Plan that is a Title IV Plan, (i) all premiums due the PBGC have been paid, (ii) neither the Seller, the Transferred Entities nor any of their respective affiliates have filed a notice of intent to terminate the plan or adopted any amendment to treat such plan as terminated, (iii) the PBGC has not instituted, or threatened to institute, proceedings to treat such plan as terminated, (iv) no event has occurred or circumstance exists that constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer such plan, (v) there has been no “reportable event” as that term is defined in Section 4043 of ERISA and the regulations thereunder that would require the giving of notice or any event requiring disclosure under Section 4041(c)(3)(C) or 4063(a) of ERISA, (vi) the Seller, the Transferred Entities and their respective affiliates are not, and do not expect to be, subject to (A) any requirement to post security pursuant to Section 412(f) of the Code or (B) any lien pursuant to Section 412(n) of the Code. Neither the Seller, the Transferred Entities nor any of their respective affiliates have incurred any liability with respect to the termination of a Title IV Plan within the last six years or incurred any outstanding liability under Section 4062 of ERISA to the PBGC or to a trustee appointed under Section 4042 of ERISA. Neither the Seller, the Transferred Entities nor any organization to which the Seller or any Transferred Entity is a successor or parent corporation, within the meaning of Section 4069(b) of ERISA, has engaged in any transaction described in Sections 4069 or 4212(c) of ERISA. Except as set forth on Section 3.14(c)(ii) of the Seller Letter, with respect to each Assumed Benefit Plan that is a Title IV Plan, as of the last day of the most recent plan year ended prior to the date of this Agreement, there is no “amount of unfunded benefit liabilities,” as defined in Section 4001(a)(18) of ERISA, and there has been no material change in the financial condition of any such Title IV Plan since the last day of its most recent fiscal year.

(d)       None of the Business Employees located in the U.S. participate in, or have at any time during the six-year period prior to the date of the Agreement, participated in a Multiemployer Plan.

(e)       Each Seller Benefit Plan, that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) has received a favorable determination letter from the IRS upon which it may rely to the effect that the employee pension benefit plan is qualified and satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code and to the knowledge of Seller, there are no facts or circumstances that are expected to cause the loss of such qualification.

(f)        Except as set forth in Section 3.14(f) of the Seller Letter, none of the Seller or any Seller Commonly Controlled Entity has sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under any Seller Benefit Plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.

(g)       There have been no prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code with respect to any Assumed Benefit

Plan that are not exempt under Section 408 of ERISA, Section 4975 of the Code or otherwise and that result in liability to the Transferred Entities. No Transferred Entity has any material liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with the administration or investment of the assets of any Assumed Benefit Plan.

(h)       Except as disclosed in Section 3.14(h) of the Seller Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall (i) result in any material payment (including severance, change in control or otherwise) becoming due to any Business Employee under any Assumed Benefit Plan or Assumed Benefit Agreement, (ii) materially increase any benefits otherwise payable under any Assumed Benefit Plan or Assumed Benefit Agreement to any Business Employee or (iii) result in the acceleration of time of payment or vesting of any such benefits under any Assumed Benefit Plan or Assumed Benefit Agreement, except, in the case of the foregoing clauses (i), (ii), and (iii), for any payments or benefits for which the Seller or any of its affiliates (other than any Transferred Entity) shall be solely liable.

(i)        Neither the Seller nor its affiliates (including the Transferred Entities) has any plan, contract or legally binding commitment, nor have they announced (orally or in writing) an intention, to create any additional material employee benefit or compensation plans, policies or arrangements applicable to Business Employees or, except as may be required by applicable Law, to modify, amend, suspend or terminate any Assumed Benefit Plan or Assumed Benefit Agreement.

(j)        The Transferred Entities do not have any outstanding liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”), or any similar state or local law that remains unsatisfied.

(k)       No Assumed Benefit Plan provides, and, except as set forth in Section 3.14(k) of the Seller Letter, the Transferred Entities have not incurred any current or projected liability in respect of, post-employment health, medical, life insurance or death benefits for any current or former Business Employees, except as may be required under COBRA, and at the expense of the employee or former employee (collectively, “Retiree Medical Liability”).

(l)        None of the Transferred Entities has any material liability, whether absolute or contingent, including any obligations under any Seller Benefit Plan, with respect to any misclassification of any person as an independent contractor rather than as an employee.

(m)      Each Assumed Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) to the extent subject to Section 409A of the Code, has been operated and administered since January 1, 2005 in good faith compliance with Section 409A of the Code and the regulations issued thereunder. No Transferred Entity has any commitment to compensate or reimburse any individual for penalty taxes imposed under Section 409A of the Code.

(n)       With respect to each Assumed Benefit Plan maintained outside the jurisdiction of the United States, including any such plan required to be maintained or contributed to by applicable law, custom or rule of the relevant jurisdiction and any plan pursuant to the German Act for Improvement of Company Pension Plans (Gesetz zur Verbesserung der betrieblichen Altersvorsorge) (“Foreign Plan”): (i) all employer and employee contributions to each Foreign Plan required by law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; (iii) each Foreign Plan has been operated and administered in all material respects in accordance with its terms and in compliance with applicable Law; (iv) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; (v) so far as the Seller is aware, there are no grounds upon which the UK Pensions Regulator may reasonably decide to impose a Contribution Notice on any of the Transferred Entities or an employee or officer of a Transferred Entity; and there are no circumstances that have arisen in the twelve months before the date of Closing of this Agreement as a result of which the UK Pensions Regulator could reasonably issue a FSD against any Transferred Entity; (vi) no assurance, promise or guarantee (oral or written) has been made or given to any UK Employee of a particular level or amount of benefits to be provided for or in respect of him under any of the Group Stakeholder Pension Schemes on retirement, death or leaving employment; and (vii) no UK Employee came to his or her employment with any Transferred Entity as a result of a transfer under the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the Transfer of Undertakings (Protection of Employment) Regulations 2006.

(o)       All contributions (including all employer contributions and employee salary reduction contributions) and premium payments required to have been made under the terms of any Assumed Benefit Plan, or in accordance with applicable Law, have been timely made or accrued on the Interim Financial Statements in accordance with GAAP. All liabilities or expenses of any Transferred Entity and their respective Subsidiaries in respect of any Assumed Benefit Plan (including in respect of workers’ compensation and any fully or partially self-insured plan) have been timely paid or accrued on the Interim Financial Statements in accordance with GAAP. There are no reserves, assets, surpluses or prepaid premiums with respect to any Assumed Benefit Plan that is an "employee welfare benefit plan" within the meaning of Section 3(1) of ERISA.

SECTION 3.15.	Absence of Changes or Events.

(a)       From the date of the Balance Sheet and prior to the date of this Agreement, there has not been any material adverse effect on the Business or the Transferred Entities, taken as a whole, nor has there been any event, occurrence or condition that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Business.

(b)       From the date of the Balance Sheet and prior to the date of this Agreement, the Business has been conducted in the ordinary course without any material interruption, and in substantially the same manner as previously conducted.

(c)       There has not occurred any event, occurrence or condition that would have been a breach of any of Sections 5.01(b)(iv), 5.01(b)(vi), 5.01(b)(viii), 5.01(b)(ix) and 5.01(b)(xi) had such Sections of this Agreement been in effect since the date of the Balance Sheet.

SECTION 3.16. Compliance with Applicable Laws. The Business and each Transferred Entity is and has been in compliance in all material respects with all applicable Laws. None of the Seller or any Transferred Entity has received any written communication since May 1, 2005 and prior to the date of this Agreement from any person that alleges that the Business or any Transferred Entity is not in compliance in any material respect with any applicable Law. This Section 3.16 does not relate to matters with respect to Intellectual Property, which are the subject of Section 3.08, to Taxes, which are the subject of Section 3.12, to benefit matters, which are the subject of Section 3.14, to environmental matters, which are the subject of Section 3.17, or to employee and labor matters, which are the subject of Section 3.18.

SECTION 3.17.	Environmental Matters.

(a)       The Business and each Transferred Entity is and has been in material compliance with all Environmental Laws and has all Permits required under Environmental Law for its operations as presently conducted, all such Permits are in full force and effect and will be upon consummation of the Acquisition, and the Business and each Transferred Entity is in compliance in all material respects with such Permits. Neither the Seller nor any of its subsidiaries has received any (A) written communication that alleges that the Business or any Transferred Entity is not in material compliance with, or has liability under, any Environmental Law or (B) written request for information from any Governmental Entity pursuant to any Environmental Law with respect to the Business or any Transferred Entity.

(b)       There are no Environmental Claims pending or, to the knowledge of the Seller, threatened in connection with the Business or otherwise against the Transferred Entities.

(c)       There have been no Releases of any Hazardous Materials at, under or from any facility or property currently or formerly owned or operated by the Business or any Transferred Entity or otherwise in connection with the Business or any Transferred Entity that would reasonably be expected to form the basis of an Environmental Claim against the Business.

(d)       The Seller has made available to the Purchaser copies of all material environmental or health and safety reports, studies, Governmental Entity correspondence, results of investigation and assessments concerning the current or former operations, assets or properties of the Business and each Transferred Entity which are in the possession or control of the Seller or any of the Transferred Entities.

SECTION 3.18. Employee and Labor Matters. Since May 1, 2005, and prior to the date of this Agreement, (a) there has not been nor is there pending or, to the knowledge of the Seller, threatened any labor strike, walk-out, slowdown, work stoppage or lockout with respect to the Business or any Transferred Entity and (b) neither the Seller nor any of its subsidiaries has received written notice of any unfair labor practice charges against the Business or any Transferred Entity that are pending before the National Labor Relations Board or any similar state, local or foreign Governmental Entity. There are no pending or in progress or, to the knowledge of the Seller, threatened suits, actions or other proceedings in connection with the Business or any Transferred Entity before the Equal Employment Opportunity Commission or any similar state, local or foreign Governmental Entity responsible for the prevention of unlawful employment practices or any labor law courts. The Seller and each Transferred Entity is operating the Business in compliance in all material respects with any and all applicable foreign, federal, state and local Law relating to employment, employment standards, employment of minors, employment discrimination, health and safety, labor relations, withholding, wages and hours, workplace safety and insurance and/or pay equity (collectively, “Labor Laws”). Each Transferred Entity has made adequate reserves, according to applicable laws in jurisdictions other than the United States, for any future anniversary or bonus payments or payments of a similar nature to the employees of the Business. Each Transferred Entity has made adequate contributions to any respective social insurance systems, as applicable. As of the date of this Agreement no Key Employee has given notice terminating employment with Seller or any of its subsidiaries, which termination will be effective on or after the date of this Agreement and, as of the date of this Agreement, to the knowledge of Seller, no Key Employee intends to terminate employment with Seller or any of its subsidiaries. For the purposes hereof, “Key Employee” means any member of senior management of the Business and the employees listed on Section 3.18 of the Seller Letter. To the knowledge of the Seller, no Business Employee or any Transferred Entity is in any material respect in violation of any term of any employment contract, non-disclosure agreement or non-competition agreement. As of the date of this Agreement, no Business Employees located in the U.S. are represented by a labor union or are subject to a collective bargaining agreement (“CBA”).

SECTION 3.19. Transactions with Affiliates. Except for employment relationships and the payment of compensation and benefits in the ordinary course of business or as disclosed in Section 3.19 of the Seller Letter, none of the Transferred Entities or the Business is a party to any Contract with, or involving the making of any payment, benefit or transfer of assets to, an affiliate of such Transferred Entity (other than a Transferred Entity). Except as set forth in Section 3.19 of the Seller Letter, no affiliate, officer, director or shareholder of any of the Transferred Entities (i) has any interest in any property, real or personal, tangible or intangible, of any Transferred Entity, except for the normal rights as an officer, director or shareholder or (ii) has any pending or, to the knowledge of the Seller, threatened claim or cause of action against any Transferred Entity, except for accrued compensation and benefits, expenses and similar obligations incurred in the ordinary course of business with respect to employees of the Transferred

Entities. Neither the Seller nor its affiliates that it controls possess, directly or indirectly, any financial interest in a material supplier, customer, lessor, lessee, or competitor of the Business; provided, that ownership of securities of a company whose securities are registered under the Securities Exchange Act of 1934, as amended, of 5% or less of any class of such securities shall not be deemed to be a financial interest for purposes of this Section 3.19. Except as set forth in Section 3.19 of the Seller Letter or as provided for in this Agreement, no Contract between a Transferred Entity, on the one hand, and the Seller or any of its affiliates (other than a Transferred Entity), on the other hand, will continue in effect subsequent to the Closing.

SECTION 3.20. Sufficiency of Assets. The assets and properties that will be owned by the Transferred Entities immediately following the Closing, the assets and properties of which any Transferred Entity will be a lessee, sublessee or licensee immediately following the Closing and the assets and properties which the Transferred Entities will have the right to use pursuant to the Transition Services Agreement, the comprise all the assets and properties (tangible or intangible) currently employed by the Business. Such assets and properties will be sufficient for the conduct of the Business immediately following the Closing in substantially the same manner as currently conducted. The Transferred Entities will not immediately prior to the Closing have any liabilities that are primarily related to businesses of the Seller and its subsidiaries (excluding the Transferred Entities) other than the Business or prior businesses conducted by the Transferred Entities.

SECTION 3.21.	Customers.

(a)       Section 3.21(a) of the Seller Letter lists the names of the twenty largest customers of the Business measured by dollar value for the twelve-month period ended March 31, 2008 and sets forth opposite the name of each customer the percentage of net consolidated sales attributable to such customer. As of the date hereof, none of the customers listed in Section 3.21(a) of the Seller Letter has notified either the Seller or any of its subsidiaries in writing that it is canceling or terminating its relationship with the Business and to the knowledge of the Seller no such customer intends to cancel, terminate or materially and adversely alter its relationship with the Business. Since September 30, 2007 and up to the date hereof, there have been no material decreases in sales volume to or orders placed by any customer listed in Section 3.21(a) of the Seller Letter and, to the knowledge of the Seller, no such customer intends to materially decrease the sales volume to or orders placed by it.

(b)       No sales to customers of the Business are done on a consignment basis.

SECTION 3.22. Suppliers. Section 3.22 of the Seller Letter lists the names of the twenty largest suppliers from which the Business ordered raw materials, supplies, merchandise and other goods and services measured by dollar value for the twelve-month period ended March 31, 2008. As of the date hereof, none of the suppliers listed in Section 3.22 of the Seller Letter has notified either the Seller or any of its subsidiaries in writing that it is canceling or terminating its relationship with the Business and to the knowledge of Seller no such supplier intends to cancel, terminate or materially and adversely alter its relationship with the Business. Since September 30, 2007 and up to the date hereof, with respect to each supplier listed in Section 3.22 of the Seller Letter, there have been no material disputes or claims and, to the knowledge of the Seller, there are no anticipated disputes or claims with respect to order fulfillment, price increases or product quality.

SECTION 3.23. Product Compliance. Section 3.23 of the Seller Letter identifies each product recall, market withdrawal, stock recovery or service bulletin (collectively, “Recall”) (whether voluntary or compulsory) and the circumstances surrounding each Recall, involving any products of the Business since May 1, 2005 and prior to the date of this Agreement. Since May 1, 2005 the Business has maintained accurate sales records, order backlog and other information with respect to all products and services. No product currently manufactured, sold, leased, licensed or delivered by the Business is subject to a Recall required by any Governmental Entity and the Business has no plans to initiate a voluntary Recall. To the knowledge of the Seller, each type of product manufactured, sold, leased, licensed or delivered by the Business conforms in all material respects with all applicable Laws in effect at the time of such manufacture, sale, lease, license or delivery. The Business has complied with all applicable rules, regulations and reporting requirements currently in effect of the United States Food and Drug Administration, the United States Department of Agriculture, the Federal Trade Commission, the United States Consumer Product Safety Commission, and the United States Environmental Protection Agency and any comparable foreign Governmental Entity.

SECTION 3.24. Warranty and Related Matters. Except for warranties and guarantees set forth in any of the Material Contracts set forth in Section 3.09(a) of the Seller Letter and except for the standard product and service warranties and guarantees described in Section 3.24 of the Seller Letter, there are no outstanding product and service warranties and guarantees made by any of the Transferred Entities on any of the products or services that the Business or any Transferred Entity distributes, services, markets, sells or produces for itself, a customer or a third party (each such product or service, a “Business Product”). Except as set forth in Section 3.24 of the Seller Letter, as of the date of this Agreement, there are no existing or, to the knowledge of the Seller, threatened, product liability, warranty or other similar claims in excess of $50,000 against the Business alleging that any Business Product is defective or fails to meet any product or service warranties or guaranties. There are no inherent design defects or systemic or chronic problems in any of the Business Products.

SECTION 3.25. Bank Accounts. Section 3.25 of the Seller Letter sets forth a true, correct and complete list of all banks and other financial institutions and depositories at which any Transferred Entity or the Business maintains (or has caused to be maintained) deposit accounts, lockbox accounts, spread accounts, yield supplement reserve accounts, operating accounts, trust accounts, trust receivable accounts or other accounts of any kind or nature into which funds of any Transferred Entity or the Business are deposited from time to time and the names of all Persons authorized to draw thereon or to have access thereto.

SECTION 3.26. Opinion of Financial Advisor. The Board of Directors of Seller has received the opinion of Goldman, Sachs & Co., dated as of May 17, 2008, to the effect that, as of the date thereof, the Purchase Price was fair from a financial point of view to the Seller.

SECTION 3.27. Anti-takeover Laws; Organizational Document Restrictions. Assuming the accuracy of the representations made in Section 4.08, no state anti-takeover statute or regulation, or any takeover-related provision in any organizational document of Seller or any of its subsidiaries would (i) prohibit or restrict the ability of Seller or any of its subsidiaries to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, or (ii) have the effect of invalidating or voiding this Agreement or any provision hereof.

SECTION 3.28. No Sale of All or Substantially All Assets. The Acquisition will (i) not constitute a sale of all or substantially all of the assets of the Seller or any of its subsidiaries and (ii) constitute a “debt reduction plan,” in each case pursuant to the documents creating or evidencing any Indebtedness of the Seller or any of its subsidiaries.

SECTION 3.29. No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in any certificate delivered by the Purchaser in connection with the Closing, the Seller acknowledges that neither the Purchaser nor any other person on behalf of the Purchaser makes or has made any other express or implied representation or warranty with respect to the Acquisition or the other transactions contemplated by this Agreement, with respect to the Purchaser or with respect to any other information provided or made available to the Seller by the Purchaser in connection with the transactions contemplated by this Agreement.

ARTICLE IV

Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Seller as follows:

SECTION 4.01. Organization, Standing and Power. The Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite power and authority and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary (a) to enable it to own, lease or otherwise hold its assets and properties and (b) to conduct its business as currently conducted.

SECTION 4.02. Authority; Execution and Delivery; Enforceability. The Purchaser has full power and authority and full legal capacity to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party, to fully perform its obligations hereunder and thereunder and to consummate the Acquisition, the Equity Financing and the other transactions contemplated hereby and thereby. The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by the Purchaser of the Acquisition, the Equity Financing and the other transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Purchaser, and no other action on the part of the Purchaser is necessary to authorize this Agreement or the Ancillary Agreements or the consummation of the Acquisition, the Equity Financing or the other transactions contemplated hereby or thereby. The Purchaser has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and, assuming their due execution and delivery by the Seller, this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will, after execution and delivery by the Purchaser, constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law. Concurrently with the execution of this Agreement, Harbinger has delivered to the Seller the Harbinger Guarantees, which are, to the knowledge of the Purchaser, in full force and effect.

SECTION 4.03. No Conflicts; Consents. The execution and delivery by the Purchaser of this Agreement do not, the execution and delivery by the Purchaser of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Acquisition, the Equity Financing and the other transactions contemplated hereby and thereby and compliance by the Purchaser with the terms hereof and thereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation to or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the assets or properties of the Purchaser, under any provision of (a) the organizational documents of the Purchaser, (b) except as set forth in Section 4.03 of the letter dated as of the date of this Agreement delivered by the Purchaser to the Seller in connection with the execution and delivery of this Agreement, any material Contract to which the Purchaser is a party or by which any of the Purchaser’s assets or properties is bound that is material to the Purchaser and its subsidiaries, taken as a whole, or (c) subject to the governmental filings and other matters referred to in the immediately following sentence, any material Judgment or Law applicable to the Purchaser or any of its assets or properties. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Purchaser in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the Acquisition, the Equity Financing or the other transactions contemplated hereby and thereby, other than (A) compliance with and filings under the HSR Act and compliance with and filings and approvals under Foreign Merger Control Laws, (B) compliance with and filings under the Exchange Act and the rules regulations promulgated thereunder and any over the counter trading regulations and (C) in the event the Purchaser consummates a Debt Financing, the filing of the relevant instruments in the requisite jurisdictions in order to create or perfect Liens granted to secure the Indebtedness and other obligations incurred as a result of the consummation of the Debt Financing.

SECTION 4.04. Litigation. There are not any (a) outstanding Judgments applicable to the Purchaser or any of its affiliates, (b) suits, actions, demands, arbitrations, grievances, citations, summonses, subpoenas, inquiries, investigations, other proceedings or claims of any nature, civil, criminal, regulatory or otherwise, pending or, to the knowledge of the Purchaser, threatened against the Purchaser or any of its affiliates or (c) investigations by any Governmental Entity that are, to the knowledge of the Purchaser, pending or threatened against the Purchaser or any of its affiliates that, individually or in the aggregate, are reasonably likely to have a material adverse effect on the Purchaser’s ability to consummate the Acquisition.

SECTION 4.05. Securities Act. The Transferred Equity Interests are being acquired for investment only and not with a view to any public distribution thereof, and the Purchaser shall not offer to sell or otherwise dispose of the Transferred Equity Interests so acquired by it in violation of any of the registration requirements of the United States Securities Act of 1933, as amended, or any other applicable Law.

SECTION 4.06. Investment Company. The Purchaser is not an investment company subject to registration and regulation under the United States Investment Company Act of 1940, as amended.

SECTION 4.07. Financing. Complete and correct executed copies of the Equity Financing Commitments have been delivered to the Seller on or prior to the date of this Agreement. There are no conditions or other contingencies to the funding of the Equity Financing other than those contained in the Equity Financing Commitments. The Equity Financing Commitments have not been amended, supplemented or otherwise modified and the commitments contained in the Equity Financing Commitments have not been reduced, terminated, withdrawn or rescinded in any respect. The Equity Financing Commitments are in full force and effect and are the legal, valid and binding obligations of the Purchaser and, to the Purchaser’s knowledge, the applicable counterparties thereto. The Purchaser has not taken any action or omitted to take any action, nor has any event occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under any term or condition of the Equity Financing Commitments, and the Purchaser has no reason to believe that any of the conditions to the Equity Financing contained in the Equity Financing Commitments will not be satisfied on a timely basis. The Equity Financing, when funded in accordance with the Equity Financing Commitments, will provide funds at the Closing sufficient to consummate the Acquisition and the other transactions contemplated by this Agreement and to pay the related fees and expenses associated therewith.

SECTION 4.08. Anti-takeover Laws; Organizational Document Restrictions. Neither Harbinger nor any of its “affiliates” or its “associates” (as such terms aredefined inSection 180.0103(1) and Section 180.1140(2), respectively, of the Wisconsin Business Corporation Law) currently is, has been or will be at any time after the date of this Agreement and prior to the Closing Date an “interested stockholder” (as such term is defined in Section 180.1140(8) of the Wisconsin Business Corporation Law) of the Company.

SECTION 4.09. Brokers or Finders. Other than Credit Suisseand Centerview Partners LLC, no agent, broker, investment banker or other person engaged by or on behalf of the Purchaser or any of its affiliates is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement.

SECTION 4.10. No Other Representations and Warranties. Except for the representations and warranties contained in Article II and Article III (as modified by the Seller Letter to the extent set forth in the lead-in to Article III)) or in any certificate delivered by the Seller pursuant to this Agreement, the Purchaser acknowledges that neither the Seller nor any person on behalf of the Seller makes or has made any other express or implied representation or warranty with respect to the Acquisition or the other transactions contemplated by this Agreement, with respect to the Seller or the Business or with respect to any other information provided or made available to the Purchaser in connection with the transactions contemplated by this Agreement.

ARTICLE V

Pre-Closing Covenants

SECTION 5.01.	Covenants Relating to Conduct of Business.

(a)       Except as set forth in Section 5.01(a) of the Seller Letter, as otherwise expressly contemplated or permitted by the terms of this Agreement or with the prior written consent of the Purchaser, from the date of this Agreement through (and including) the Closing Date, the Seller shall, and shall cause the Transferors, the Transferred Entities and any of its other subsidiaries conducting any portion of the Business, to:

(i)        use commercially reasonable efforts to conduct the Business in the ordinary course in substantially the same manner as previously conducted;

(ii)       use commercially reasonable efforts to (A)  keep available the services of the Business’s current officers, employees, contractors and consultants, (B) preserve the Business’s assets and properties and (C) preserve the Business’s relationships with customers, suppliers, licensors, licensees, distributors and others with whom they deal;

(iii)      perform in all material respects all of their obligations under all Material Contracts, and comply in all material respects with all applicable Laws;

(iv)      maintain in the ordinary course of business consistent with past practice the tangible assets currently used in the operation of the Business in good repair, working order and operating condition subject only to ordinary wear and tear;

(v)       maintain the books of account and records of the Business in the usual, regular and ordinary manner consistent with past practice;

(vi)      make capital expenditures in the ordinary course of business consistent with the CapEx Budget; and

(vii)     use commercially reasonable efforts to maintain the good standing of the Transferred Entities in their respective jurisdictions of incorporation and in the jurisdictions in which any Transferred Entity is qualified to do business, as a foreign corporation or otherwise, and to maintain all Permits and other consents material to the Business.

(b)       In addition (and without limiting the generality of the foregoing), except as set forth in Section 5.01(b) of the Seller Letter or otherwise expressly contemplated or permitted by the terms of this Agreement, from the date of this Agreement through (and including) the Closing Date, the Seller shall not permit the Transferred Entities or any of its subsidiaries conducting any portion of the Business to do any of the following with respect to any Transferred Entity or the Business without the prior written consent of the Purchaser (it being agreed that any request for a consent shall be considered by the Purchaser in good faith):

(i)	amend the organizational documents of any Transferred Entity;

(ii)       declare, set aside or pay any dividend or make any other distribution to the holders of equity interests in any Transferred Entity, other than (A) dividends or other distributions paid or payable to another Transferred Entity and (B) dividends or other distributions made to withdraw cash and cash equivalents of the Transferred Entities;

(iii)      redeem or otherwise acquire any equity interests in, or any other securities of, a Transferred Entity or issue (A) any equity interests in, or any other security of, a Transferred Entity, (B) any option or warrant for, or any security convertible into, or exercisable or exchangeable for, any equity interests in, or any other security of, a Transferred Entity, (C) “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings to which any Transferred Entity is a party or by which any of them is bound (1) obligating any Transferred Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional units of its equity interests or any security convertible into, or exercisable or exchangeable for, any equity interest in any Transferred Entity or any Transferred Entity Voting Debt, (2) obligating any Transferred Entity to issue, grant, extend or enter into any such option, warrant, security, right, unit, commitment, Contract, arrangement or undertaking or (3) that give any person the right to receive any economic benefit or right derived from the economic benefits and rights accruing to holders of the Transferred Equity Interests or (D) any bond, debenture, note or other Indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the holders of equity interests in a Transferred Entity may vote;

(iv)      transfer any Transferred Equity Interest to any Person other than to a Transferor or a wholly-owned Transferred Entity;

(v)       split, combine or reclassify any of the equity interests in any Transferred Entity, or issue any other security in respect of, in lieu of or in substitution for the equity interests in any Transferred Entity;

(vi)      loan, advance, invest or make a capital contribution to or in any person, other than (A) advances in the ordinary course of business or (B) loans, advances, investments or capital contributions to or in a Transferred Entity that is directly or indirectly wholly owned by the Seller;

(vii)     (A) incur any Indebtedness or assume, guarantee, endorse or otherwise becoming liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person other than in the ordinary course of business unless such Indebtedness is repaid or extinguished prior to Closing in accordance with Section 5.10; or (B) mortgage or pledge any material assets of the Business, tangible or intangible, or create or suffer any Lien thereupon (other than Permitted Liens) that will not be released at or prior to the Closing;

(viii)    sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with, the Seller or any of its affiliates, except for (A) transactions among the Transferred Entities and (B) intercompany sales and purchases of goods and services (and payments for such sales and purchases) in the ordinary course of business consistent with past practice;

(ix)      acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or substantial equity interests in, any other person or its business or acquire any material assets, other than (A) assets acquired in the ordinary course of business consistent with past practice or (B) assets acquired in compliance with clause (x) of this Section 5.01(b);

(x)       incur any capital expenditure other than as contemplated by the Capital Expenditure Budget attached in Section 5.01(b)(x) of the Seller Letter (the “Cap Ex Budget”);

(xi)      sell, lease, mortgage, subject to Lien, encumber, license or otherwise dispose of any of its assets or properties, other than assets sold, leased, licensed or otherwise disposed of in the ordinary course of business consistent with past practice;

(xii)     pay, discharge, settle or satisfy any liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction (A) of liabilities or obligations as required by the terms of any applicable Judgment or Law, (B) of liabilities or obligations constituting Indebtedness, (C) of liabilities or obligations to the extent reflected or reserved against on the Balance Sheet or incurred since the date of the Balance Sheet in the ordinary course of business or (D) of liabilities or obligations that, in the aggregate, do not exceed $250,000;

(xiii)    waive, discharge, settle, release, grant or transfer any claim, right, action or suit of material value other than waivers, discharges, settlements, releases, grants or transfers that do not exceed $250,000 individually, or $1,000,000 in the aggregate;

(xiv)    modify or amend any Contract or enter into, renew (whether pursuant to any automatic renewal or otherwise) or extend any Contract, except, in each case: (A) Contracts related to the provision of the Company’s products or services to existing and prospective customers and entered into in the ordinary course of business; (B) Contracts in connection with capital expenditures made in accordance with the Cap Ex Budget; (C) Contracts terminable on not more than sixty (60) days prior notice without the payment of any penalty; or (D) Contracts entered into in the ordinary course of business involving payments not exceeding $50,000 in the aggregate during the period in which the Contract may not be terminated by the Seller or any of the Transferred Entities without a material payment therefor; provided that no such Contract entered into in accordance with the terms of this Agreement shall (i) materially restrict the ability of the Business to compete in any business or with any person in any geographic area, (ii) provide for exclusivity or any similar requirement, (iii) require the Business to grant “most favored nation” pricing or terms or (iv) restrict the ability of the Business to solicit or hire any person; provided, further that notwithstanding the foregoing or anything else in this Agreement to the contrary, the Contracts set forth in Section 3.04 of the Seller Letter cannot be modified or amended in any respect.

(xv)	enter into any lease of real property;

(xvi)    (A) enter into, adopt, amend in any material respect or terminate any Assumed Benefit Plan, Assumed Benefit Agreement or any CBA related to the Transferred Entities or the Business, (B) grant any increase in the compensation or benefits of, or pay or otherwise grant any bonus not required by any Seller Benefit Plan, Seller Benefit Agreement or other written agreement to, any Business Employee or (C) enter into any contract to do any of the foregoing, except, in the case of clauses (A), (B) and (C), (1) to the extent required by applicable Law or (2) as may be required under any Seller Benefit Plan or Seller Benefit Agreement;

(xvii)   change the fiscal year of any Transferred Entity, revalue any of its material assets or make any change in any method of accounting or accounting practice or policy, (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as required by the mandatory provisions of GAAP or applicable Law;

(xviii)  make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any material amended Tax

Return, settle any material Tax claim or assessment, consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, except for consents made in the ordinary course of business consistent with past practice, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability; or

(xix)    purchase, order or otherwise acquire inventory for the Business outside of the ordinary course of business consistent with past practice;

(xx)     prepay any accounts payable or delay payment of any trade payables;

(xxi)	accelerate the collection of accounts receivable;
(xxii)	reverse or release any reserves other than as required by GAAP;

(xxiii)  enter into any interest rate, currency or other hedging agreement or transactions other than in the ordinary course of business consistent with past practice;

(xxiv)  fail to use commercially reasonable efforts to maintain, prosecute and protect the Owned Intellectual Property and the rights of the Seller, the Transferred Entities and any other subsidiary of the Seller other than the Transferred Entities, in the Inbound Licensed Intellectual Property; or

(xxv)	authorize any of, or commit or agree to take, the foregoing actions.

SECTION 5.02. Solicitation. From the date of this Agreement through (and including) the Closing Date, the Seller shall not, and shall not authorize or permit any of its affiliates or its or their directors, officers, employees, agents, investment bankers, attorneys, accountants, other advisors or other representatives (collectively “Representatives”) to, (a) solicit, initiate or knowingly encourage or approve any Acquisition Proposal, (b) enter into any agreement with respect to any Acquisition Proposal or (c) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, that the foregoing is not intended to apply to or prohibit any change of control of Seller or the sale of Seller’s other business lines. For the avoidance of doubt, it is understood and agreed that nothing contained in the proviso to the preceding sentence shall create a right on the part of the Seller to terminate this Agreement or otherwise affect its obligations hereunder.

SECTION 5.03.	Commercially Reasonable Efforts; Financing.

(a)       Commercially Reasonable Efforts. Except as set forth in Section 5.03 of the Seller Letter:

(i)        Upon the terms and subject to the conditions set forth in this Agreement, each party shall use its commercially reasonable efforts to cause the

Closing to occur and to consummate the Acquisition, the Equity Financing and the other transactions contemplated by this Agreement, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing and, with respect to the Seller, using commercially reasonable efforts to deliver all agreements, reports, estoppel certificates, environmental reports and appraisals with respect to the Transferred Real Property reasonably required by the Purchaser. In furtherance of the foregoing, each party shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, do, or cause to be done, all things necessary, proper or advisable under applicable Laws, and to execute and deliver such instruments and documents as may be required to carry out the provisions of this Agreement and to consummate the Acquisition, the Equity Financing and the other transactions contemplated hereby.

(ii)       Each party shall, and shall cause each of its affiliates it controls to, use its commercially reasonable efforts to take all actions and to do, cause to be done, and assist and cooperate with the other party in doing, all things necessary or desirable to (A) make any filing or declaration with, give any notices to, or obtain any Consent of, any Governmental Entity which filing, declaration, notice or Consent is necessary or desirable in connection with the Acquisition and the other transactions contemplated hereby, including filings, notifications and Consents under applicable Environmental Laws (including to change the Environmental Protection Agency establishment number for the Seller’s Corporate Exchange facility in St. Louis, MO to a number issued to UPG); provided, however, that prior to any such filing, declaration, notice or Consent, the parties shall consult with each other with respect to such filing, declaration, notice or Consent and shall afford each other party and its Representatives reasonable opportunity to review and comment thereon; and (B) obtain all consents from third persons necessary or appropriate to permit the consummation of the Acquisition and the other transactions contemplated hereby; provided, however, that except as otherwise agreed by the parties, neither party shall be required to pay or commit to pay any amount to (or incur any obligation in favor of or waive any material right against) any person from whom such consent may be required. In furtherance (and not in limitation of) the foregoing:

(1)       The Purchaser (or if applicable its ultimate parent) and the Seller shall, as promptly as reasonably practicable, file with all applicable U.S. and foreign Governmental Entities any notices and applications necessary to obtain merger control or competition Law approval for the Acquisition; provided that each of the Seller and the Purchaser and its affiliates shall have the right to review and provide comments on any such notices and applications prior to their filing. Without limiting the foregoing, the Purchaser (or if applicable its ultimate parent) and the Seller shall, as promptly as reasonably practicable, and in no event more than ten (10) business days after the date of this Agreement, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required under the HSR Act for the transactions contemplated by this Agreement. Subject to reasonable confidentiality restrictions, the Purchaser (or if applicable its ultimate parent) and the Seller shall each furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any Foreign Merger Control Law. The Purchaser (or if applicable its ultimate parent) and the Seller shall comply promptly with any inquiry or request for additional information from any Governmental Entity and shall promptly provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or any Foreign Merger Control Law. Each party shall use its commercially reasonable efforts to obtain any clearance or approval, and to cause the expiration or termination of any waiting period, required under the HSR Act and any Foreign Merger Control Law for the consummation of the transactions contemplated by this Agreement. For purposes of this Section 5.03, “commercially reasonable efforts” shall include opposing any action for a temporary, preliminary or permanent injunction against the Acquisition but shall not include entering into a consent decree containing the Purchaser’s or its affiliates’ or ultimate parent’s agreement to hold separate and divest any products or assets, including the products and assets of the Business, or the Purchaser’s and its subsidiaries’ existing business.

(2)       Each party shall (A) promptly inform, and provide copies to, the other party of any communication received from, or given by it to, any Governmental Entity with respect to obtaining clearance or approval, or the expiration or termination of any waiting, notice or review periods, for the Acquisition under the HSR Act and any Foreign Merger Control Law, (B) to the extent practicable and subject to reasonable confidentiality restrictions, provide the other party and its counsel with advance notice of, and the opportunity to participate in, any discussion, telephone call or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Acquisition and to participate in the preparation for such discussion, telephone call or meeting and (C) to the extent permitted by applicable Law and subject to reasonable confidentiality restrictions, consult with each other prior to filing or submitting documents or entering into discussions with any Governmental Entity and give each other advance notice to engage in meaningful consultation with respect thereto.

(b)	Financing.

(i)        The Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws, and to execute and deliver, or cause to be executed and delivered, such instruments and documents as may be reasonably required to arrange the Equity Financing on or prior to the Closing on the terms and subject only to the conditions contained in the Equity Financing Commitments.

(ii)       The Seller shall, and shall cause its subsidiaries to, and shall use its commercially reasonable efforts to cause its and its subsidiaries’ independent accountants, legal counsel and other advisors to, provide such reasonable cooperation in connection with the arrangement of any Debt Financing as may be reasonably requested by the Purchaser or its Financing sources, including using commercially reasonable efforts, upon request, to (A) assist in the preparation for, and participating in meetings, drafting sessions, presentations, road shows and due diligence sessions, (B) furnish the Purchaser and its Debt Financing sources with the Required Financial Information and such other information and projections reasonably requested by the Purchaser in connection with the Debt Financing, (C) assist the Purchaser and its Debt Financing sources in the preparation of offering documents, bank information memoranda, private placement memoranda, business projections and other informational and marketing materials and documents to be used for the Debt Financing and materials for rating agency presentations, (D) cooperate with the marketing efforts of the Purchaser and its Debt Financing sources (including its efforts to cause the syndication of the Debt Financing), (E) obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and otherwise reasonably facilitating the pledging of collateral including real property collateral and execution and delivery of definitive agreements relating to the Debt Financing and customary deliverables, (F) obtain accountants’ “comfort letters”, accountants’ consent letters, legal opinions, customary landlord lien and access waivers, surveys and title insurance as reasonably requested by the Purchaser, (G) take all actions reasonably necessary to (1) permit the prospective lenders involved in the Debt Financing to evaluate the Transferred Entities’ and Business’s inventory, current assets, cash management and account systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (including conducting reasonable commercial finance examination and inventory appraisal contemplated by any debt commitments within the time frame contained therein) and (2) establish bank and other accounts and blocked account agreements in connection with the foregoing, and (H) take all corporate actions, subject to the occurrence of the Closing, necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Purchaser; provided, that none of the Seller nor any of its subsidiaries shall be required to pay any commitment or other fee or incur any other liability in connection with the Debt Financing or otherwise in connection with using such commercially reasonable efforts pursuant to this 5.03(b); and provided, further that such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller and its subsidiaries. The Seller hereby consents to the use of its and its subsidiaries’ logos in connection with the Debt Financing; provided, that, such logos are used solely in a manner that is not intended to nor is reasonably likely to harm or disparage the Seller or any of its subsidiaries. If, in connection with a marketing effort for the syndicated credit facilities contemplated by any Debt Financing Commitment, the Purchaser requests the Seller to file a report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Business, which the Purchaser reasonably determines to include in a customary “public” bank information memorandum for such facilities, then, upon the Seller’s review of and reasonable satisfaction with such filing (it being acknowledged and agreed that such filing shall contain all reasonable comments of the Seller), the Seller shall file such report on Form 8-K.

(iii)      The Purchaser acknowledges that the information being provided to it in connection with the Financing is subject to the terms of Section 6.02(a).

(iv)      The Purchaser will provide copies of, advise and update the Seller with respect to the status of the proposed closing date and material terms of any Financing Commitments and the status thereof.

SECTION 5.04.	Expenses; Transfer Taxes.

(a)       Except as provided in the following sentence, Section 1.04(b), paragraph (b) of this Section 5.04, Section 5.18 and Section 6.04(b), each party shall bear its and its affiliates’ fees, costs and expenses (including fees, costs and expenses of legal counsel and other Representatives) incurred by them in connection with the negotiation of this Agreement and the Ancillary Agreements and consummation of the Acquisition, the Equity Financing and the other transactions contemplated hereby or thereby. Notwithstanding the foregoing, all fees, costs and expenses (including fees, costs and expenses of legal counsel) incurred in connection with compliance with and filings and approvals under merger control and competition Laws, including the HSR Act, shall be shared equally by the Purchaser on the one hand, and the Seller on the other hand.

(b)       All sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes (the “Transfer Taxes”) and all notary fees applicable to the transfer of the Transferred Equity Interests or the Transferred Equity Interests shall be shared equally by the Purchaser on the one hand, and the Seller on the other hand. The parties agree that the transfer of the equity interests in the German Entities shall not give rise to any liability for German VAT, and that neither Purchaser nor Seller shall make any election that is inconsistent with such agreement. Each party shall use commercially reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes, and to cooperate with the other in providing any information and documentation that may be necessary to obtain such exemptions. The Purchaser, the Seller and the Transferred Entities shall jointly file all required returns and similar statements and take all other actions under all applicable transfer notification statutes and regulations and all applicable Tax statutes and regulations that are required to be made or taken by the parties in connection with or as a result of the transactions contemplated by this Agreement.

SECTION 5.05.	Tax Matters.

(a)       Return Filings. For any taxable period of the Transferred Entities that includes (but does not end on) the Closing Date, the Purchaser shall timely prepare (or cause to be prepared) and file with the appropriate Taxing Authorities all Tax Returns required to be filed and shall pay (or cause to be paid) all Taxes due with respect to such Tax Returns; provided, however, that upon notification by the Purchaser of any amount owed by the Seller pursuant to Section 9.01(a) with respect to the taxable periods covered by such Tax Returns, the Seller shall remit such amount to the Purchaser at least five days before such Tax Return is due. In the case of any Tax Return for any taxable period of the Transferred Entities that ends on or before the Closing Date (other than consolidated, combined or unitary Tax Returns), the Seller shall timely prepare, on a basis consistent with the past practices of the Business, and shall deliver such Tax Return to the Purchaser at least ten days prior to the date on which such Tax Return is required to be filed with the appropriate Taxing Authority for the review and approval of the Purchaser, which shall not be unreasonably withheld, delayed or conditioned. If the Purchaser disputes any item on such Tax Return, it shall notify the Seller of such disputed item (or items) and the basis for its objection. Such parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. If such parties cannot resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to the Seller and the Purchaser. The fees and expenses of such accounting firm shall be borne equally by the Seller and the Purchaser. The Seller shall timely file with the appropriate Taxing Authorities all such Tax Returns required to be filed on or prior to the Closing Date and shall fully pay all Taxes due and payable in respect of such Tax Returns. The Purchaser shall timely file (or cause to be filed) with the appropriate Taxing Authorities all such Tax Returns required to be filed after the Closing Date, and the Seller shall pay all Taxes due with respect to such Tax Returns by remitting the amount due to the Purchaser at least five days before such Tax Return is due. Neither the Purchaser nor its affiliates (including the Transferred Entities) shall amend any prior Tax Return of any of the Transferred Entities for any Pre-Closing Tax Period without the prior written consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)       Other Tax Matters. The Seller shall include the income of the Transferred Entities (including any deferred income triggered into income under Treasury Regulations Sections 1.1502-13 and 1.1502-14 and any excess loss accounts taken into income under Treasury Regulations Section 1.1502-19, and any income triggered under any comparable provisions of state, local or foreign law) resulting from or related to transactions contemplated by this Agreement, on the relevant Seller group consolidated, combined and unitary Tax Returns for all periods through and including the Closing Date and pay any federal, foreign, state or local income Taxes attributable to such income. The Purchaser may at its sole discretion make an election under Section 338(g) of the Code with respect to any of the Transferred Entities organized outside the United States.

(c)       Cooperation. The Purchaser and the Seller shall reasonably cooperate, and shall cause their affiliates and Representatives to reasonably cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all suits, claims, actions, investigations, proceedings or audits (collectively, “Actions”) with respect to all taxable periods relating to Taxes involving or otherwise relating to the Transferred Entities. The Seller and its affiliates will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the Transferred Entities to the extent such records and information pertain to events occurring prior to the Closing Date; therefore, the Purchaser shall, and shall cause each Transferred Entity to, (i) use its commercially reasonable efforts to properly retain and maintain such records for ten years and shall thereafter provide the Seller with written notice prior to any destruction, abandonment or disposition, (ii) transfer such records to the Seller upon its written request prior to any such destruction, abandonment or disposition and (ii) allow the Seller and its Representatives (and Representatives of any of its affiliates), at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as the Seller may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at the Seller’s expense. Any information obtained under this Section 5.05(c) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of an audit or other Action.

(d)       Refunds and Credits. Any refund or credit of Taxes of the Transferred Entities for, or any tax benefit or reduction (including as a result of any overpayment of Taxes in prior periods) accruing to the Purchaser or any of its affiliates as a result of the ownership of the Business that is a refund of Taxes paid in, any taxable period ending on or before the Closing Date shall be for the account of the Seller, unless any such refund or credit is attributable to the carryback from a Post-Closing Tax Period of items of loss, deductions or other Tax items of the Transferred Entities (or any of their affiliates, including the Purchaser). Any refund or credit of Taxes of the Transferred Entities for, or any tax benefit or reduction (including as a result of any overpayment of Taxes in prior periods) accruing to the Purchaser or any of its affiliates as a result of the ownership of the Business and attributable to any Straddle Period shall be equitably apportioned between the Purchaser and the Seller in accordance with the principles of Section 9.01(c).

(e)       Tax Sharing Agreements. The Seller shall cause the provisions of any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement (collectively, “Tax Sharing Agreements”) between the Seller or any of their affiliates (other than the Transferred Entities) and any Transferred Entity to be terminated on or before the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax Sharing Agreement or liability for Taxes of any Person under Treasury Regulations Sections 1.1502-6, 1.1502-78, or any similar provision of state, local or foreign Law, as a transferee or successor, by contract, or otherwise.

(f)        Closing Date. On the Closing Date, the Purchaser shall cause each Transferred Entity to conduct its business in the ordinary course in substantially the same manner as currently conducted and on the Closing Date shall not permit any Transferred Entity to effect any extraordinary transactions (other than any such transactions expressly required by applicable law or by this Agreement) that would reasonably be expected to result in Tax liability to any Transferred Entity in excess of Tax liability associated with the conduct of its business in the ordinary course.

(g)       Purchase Price Adjustments. Notwithstanding anything to the contrary in this Agreement, the Purchaser and the Seller agree to treat only amounts payable pursuant to Section 1.01 of this Agreement as consideration for the assets of the Business and equity interests of the Transferred Entities or any adjustment to the Purchase Price, and no other amounts payable from the Purchaser to the Seller or from the Seller to the Purchaser pursuant hereto. The Seller agrees that it will not take the position that any amount payable pursuant to Article IX of this Agreement is deductible as an expense to the Seller or any of its affiliates for any income Tax purpose. Neither the Purchaser nor the Seller shall file any Tax Return, or take a position with any Taxing Authority, that (i) is inconsistent with the Allocation or (ii) treats the transactions contemplated by this Agreement in a manner inconsistent with the terms of this Agreement, unless required to do so by a final determination and after which prompt notice thereof shall be given to the other party to this Agreement.

(h)	Elections Under Section 338(h)(10).

(i)        With respect to the purchase of Transferred Equity Interests hereunder, the Seller (and to the extent necessary, the Transferred Entities) and the Purchaser shall jointly make timely and irrevocable elections under Section 338(h)(10) of the Code, and if permissible, similar elections under any applicable U.S. state and local or foreignTax Laws (collectively, the “Section 338 Elections”). The Seller shall include any income, gain, loss, deduction, or other Tax item resulting from the Section 338 Elections on their Tax Returns to the extent required by applicable Law. The Seller shall pay any Taxes imposed on the Seller or the Transferred Entities attributable to the making of the Section 338 Elections, including (i) any Taxes imposed under the Treasury Regulations promulgated under Section 338(h)(10) of the Code, and (ii) any state, local or foreign Taxes imposed on the Seller's or the Transferred Entities' gain.

(ii)       The Purchaser shall prepare (and shall be solely responsible for preparing) any and all forms necessary to effect the Section 338 Elections (including IRS Forms 8023 and 8883, and any similar forms under applicable U.S. state and local or foreign Tax Laws) (collectively, the “Section 338 Forms”). The Seller shall cooperate with the Purchaser in the preparation of the Section 338 Forms and shall execute such Section 338 Forms as may be necessary. The properly executed IRS Form 8023 shall be delivered to the Purchaser at or prior to the Closing.

(iii)      Within ninety days following the Closing Date, the Purchaser shall prepare and deliver to the Seller a draft schedule allocating the “aggregate deemed sales price” (“ADSP”) for purposes of Section 338(h)(10) among the assets of the Transferred Entities in accordance with the applicable Treasury regulations (the “Draft Allocation”). Within thirty days of its receipt of such Draft Allocation, the Seller will provide the Purchaser with a written notice of any proposed changes thereto, together with a detailed explanation of the basis for such proposed changes. If the Seller does not provide the Purchaser with any proposed changes within such thirty day period, the Draft Allocation shall become final (the “Final Allocation”). If the Seller timely notifies the Purchaser of any proposed changes to the Draft Allocation, the parties shall discuss such proposed changes in good faith and shall attempt to resolve any dispute. If the parties are able to reach a mutually satisfactory agreement as to any proposed changes, the Draft Allocation shall be modified to reflect such agreed changes and shall become the Final Allocation. In the event that the parties cannot agree on an allocation schedule within thirty days after the Purchaser’s receipt of the Seller’s notice of proposed changes, the dispute shall be resolved by a nationally recognized accounting firm mutually selected by the

Purchaser and the Seller (or if they cannot agree on the selection, the Purchaser and the Seller shall each select a nationally recognized accounting firm, which two firms shall select a third nationally recognized accounting firm to resolve the dispute). The resolution by such nationally recognized accounting firm shall be binding on both parties. The Draft Allocation shall be modified to reflect such resolution (and any other agreed proposed changes) and shall become the Final Allocation.

(iv)      The Purchaser, the Transferred Entities and the Seller shall file all Tax Returns (including the Section 338 Forms) consistent with the Final Allocation and shall not voluntarily take any action inconsistent therewith upon examination of any Tax Return, in any refund claim, in any litigation, or otherwise with respect to such Tax Returns, unless required to pursuant to a final determination of any governmental authority; provided, however, that the deemed purchase price of the assets may differ from the ADSP to the extent necessary to reflect (A) the Purchaser’s capitalized transaction costs not included in the total ADSP, (B) any liabilities or other items included in the ADSP but not included in the deemed purchase price; provided further, that the amount realized upon the deemed sale of assets may differ from the ADSP to reflect transaction costs that reduce the amount realized for federal income Tax purposes.

(v)       The Purchaser shall bear all of the costs and expenses of preparing the Section 338 Forms and the Draft and Final Allocations provided, however, that the Purchaser and the Seller shall share equally the costs of any accounting firm required to resolve any dispute under Section 5.05(h)(iii); provided, further, that the Seller shall bear the costs and expenses incurred by the Seller in connection with the review of the Draft Allocation or any Section 338 Form or the execution of any Section 338 Form.

SECTION 5.06.	Employee Matters.

(a)       Effective as of the Closing Date, the Transferred Entities or the Purchaser shall, or the Purchaser shall cause its affiliates to, employ or continue the employment of, each Business Employee listed in Section 3.14(a)(i)  of the Seller Letter who is actively employed by Seller or its affiliates as of the Closing Date (each, an “Active Employee”). Section 3.14(a)(i) of the Seller Letter contains a list of all Active Employees as of the date hereof, which list shall be updated by the Seller no later than three (3) business days prior to the Closing to reflect employee terminations and other changes of employment status (e.g., return from authorized absences) through three (3) business days prior to the Closing; provided, however, that no new employee may be added to such list following the date hereof. For purposes of this Agreement, any Business Employee who is not actively at work on the Closing Date due to an approved leave of absence (including due to short term or long term disability leave, vacation, holiday, sick leave, workers compensation, maternity or paternity leave, military leave, jury duty or bereavement leave, but not including due to lay off, unauthorized leave of absence or other leave for bad behavior) in compliance with the applicable policies of the Seller and its affiliates, shall be considered an Active Employee. Business Employees of the Transferred Entities on the Closing Date and Business Employees who become employees of the Purchaser or one of its affiliates, as of the Closing Date, shall be referred to as “Transferred Employees”. Notwithstanding anything in this Agreement to the contrary, from and after the Closing those employees set forth on Section 5.06(a)(i) of the Seller Letter, although no longer employees of the Seller or any of its affiliates, shall continue to receive long-term disability benefits pursuant to an employee benefit plan sponsored by the Seller to the extent so provided under such plan.

(b)       Effective as of the Closing, the Seller will cause the Transferred Entities to cease participation in any Seller Benefit Plan that covers employees who are not Business Employees, and the Business Employees will no longer be entitled to active participation in and coverage under such Seller Benefit Plans.

(c)       During the period from the Closing Date until the 12-month anniversary of the Closing Date (such period, the “Continuation Period”), the Purchaser or its affiliates shall provide each Transferred Employee with compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits provided to the Transferred Employees immediately prior to the Closing, and the Purchaser or its affiliates shall use commercially reasonable efforts to ensure that such benefits (the “New Welfare Plans”) are provided without any gap in coverage; provided that none of the Purchaser or any of its affiliates shall have any obligation to issue, or adopt any plans or arrangements providing for (i) the issuance of equity or equity-based compensation, (ii) the provision of post-retirement medical coverage, (iii) a U.S. qualified or non-qualified defined benefit pension plan, (iv) except as provided in Section 5.06(j)(ii), severance and other separation benefits or (v) bonus plans (including but not limited to annual bonus plans), and the items listed in clauses (i), (ii), (iii), (iv) and (v) shall not herewith be taken into account for purposes of determining whether such compensation and benefits are comparable. The phrase “without any gap in coverage” means that there will be no waiting period for participation in such plans, actively-at-work requirements or any restrictions or limitations with respect to pre-existing conditions with respect to any Transferred Employee or his or her spouse or dependents, to the extent that such waiting period, requirements, restrictions or limitations did not apply under the Seller Benefit Plans. The Purchaser shall cause the New Welfare Plans to credit (or shall use commercially reasonable efforts to cause its third party administrator or insurance carrier to credit) the Transferred Employees and their dependants and beneficiaries with any deductible, co-payments and out-of-pocket requirements under the New Welfare Plans to the extent of amounts previously credited for 2008 for such purposes under the corresponding Seller Benefit Plans. Nothing herein shall (i) guarantee employment of any Transferred Employee for any period of time after the Closing Date or preclude the ability of the Purchaser to terminate the employment of any Transferred Employee for any reason or no reason, or (ii) require the Purchaser to continue any particular employee benefit plan or arrangement after the Closing Date, subject in each case to applicable Law and the terms of such employee benefits plan and arrangements.No provision of this Section 5.06 shall create any third party beneficiary or other rights in any current or former employee of the Seller, the Business or Purchaser (including any dependent or beneficiary thereof) or any other person. The Purchaser or any of its affiliates, as applicable, shall have the right in its sole discretion to amend, modify, terminate or adjust benefit levels under any and all employee benefit plans and arrangements covering the Transferred Employees after the Closing Date, subject to this Section 5.06. No provision of this Section 5.06 is intended to modify, amend or create any employee benefit plan or arrangement of the Seller or Purchaser or any affiliate of the Seller or the Purchaser.

(d)       From and after the Closing Date, the Purchaser shall, or shall cause its affiliates to, credit service accrued by Transferred Employees with, or otherwise recognized for benefit plan purposes by, the Seller and its affiliates (as well as service with any predecessor employer of the Seller or any its affiliates, to the extent service with the predecessor employer is recognized by the Seller or any of its affiliates) as of the Closing Date (“Pre-Closing Service”) for purposes of eligibility to participate and vesting under any employee benefit plans and arrangements and employment-related entitlements sponsored, maintained or contributed to by the Purchaser or its affiliates to the same extent recognized by the Seller and its affiliates immediately prior to the Closing Date; provided, that no service will be recognized (i) for benefit accrual purposes under any defined benefit pension plan of the Purchaser or its affiliates, (ii) for eligibility purposes under any post-retirement welfare benefit plan of the Purchaser or its affiliates or (iii) to the extent such credit would result in duplication of benefits for the same period of service.

(e)       The Seller shall be responsible for providing continuation coverage, within the meaning of COBRA, in respect of any Business Employee or “qualified beneficiary” (as defined in COBRA) who incurs a “qualifying event” on or prior to the Closing Date. The Purchaser shall be responsible for providing continuation coverage in respect of any Transferred Employee or qualified beneficiary of a Transferred Employee, in each case, who incurs a qualifying event after the Closing Date.

(f)        Notwithstanding any other provision of this Agreement to the contrary, on and after the Closing, the Seller shall retain all liabilities, obligations and commitments with respect to (i) the Spectrum Brands, Inc. Supplemental Executive Retirement Plan and the Rayovac Corporation Deferred Compensation Plan, (ii) Retiree Medical Liability, (iii) any defined benefit pension plan, except for defined benefit pension plans set forth in Section 5.06(f) of the Seller Letter, (iv) stock plans and awards granted under the plans or arrangements of the Seller and (v) Controlled Group Liability.

(g)       The Seller shall be responsible in accordance with its welfare plans in effect prior to the Closing Date for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance and disability claims) incurred, under any Seller Benefit Plans that are “employee welfare benefit plans” (within the meaning of Section 3(1) of ERISA), prior to the Closing Date by Business Employees and their dependents and beneficiaries.

(h)       The Seller shall provide to the Purchaser, no later than five calendar days prior to the Closing Date, a list of all employees or former employees of the Seller who have suffered an “employment loss” (as defined in WARN) during the ninety calendar day period on or preceding the Closing Date at each “single site of employment” (as defined in WARN) and the date of such employment loss and applicable site of employment for each such person.

(i)        The Purchaser shall be responsible for any obligation or liability under WARN with respect to “employment losses” which take place after the Closing Date. The Seller shall be responsible for any obligation or liability under WARN with respect to “employment losses” that take place on or prior to the Closing Date.

(j)        At or immediately prior to the Closing, (i) Seller shall 100% vest all employees in the 2007 Long Term Incentive Plan, the 2008 Long Term Incentive Plan and the 2008 Management Incentive Plan (the “Incentive Plans”), and (ii) the Seller shall pay all amounts due pursuant to the Incentive Plans and shall terminate the Incentive Plans. The Purchaser (A) shall be liable for any and shall pay any change of control, stay bonuses, deal bonuses and similar obligations in accordance with the terms of the agreements set forth on Section 5.06(j)(i)(A) of the Seller Letter in an amount not to exceed $1,600,000 in the aggregate (the “Assumed Employee Payments”) and (B) shall assume and be responsible for the obligations under the severance and other agreements and payments set forth on Section 5.06(j)(i)(B) of the Seller Letter (the “Assumed Severance Agreements”). The Purchaser shall execute and deliver assumption and novation instruments with respect to the Assumed Employee Payments and Assumed Severance Agreements that are obligations of one or more of the Transferors. With respect to those employees set forth on Section 5.06(j)(ii)  of the Seller Letter, in the event the employment of any such employee is terminated during the Continuation Period and subject to such employee’s execution of a release of claims, the Purchaser agrees to provide severance benefits comparable to the amounts and terms of the severance benefits set forth on Section 5.06(j)(ii)  of the Seller Letter. Prior to Closing, the Seller or its affiliates shall terminate the Seller Benefit Plans set forth on Section 5.06(j)(iii) of the Seller Letter.

(k)       The Seller agrees to permit each Transferred Employee to effect a “direct rollover” (within the meaning of Section 401(a)(31) of the Code) of his or her account balances under the Spectrum Brands, Inc. 401(k) Retirement Plan (the “Seller 401(k) Plan”) if such rollover is elected in accordance with applicable Law and the terms of the Seller 401(k) Plan by such Transferred Employee. The Purchaser agrees to cause the defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code that is maintained by the Purchaser or one of its controlled affiliates (the “Purchaser 401(k) Plan”) to accept a direct rollover to the Purchaser 401(k) Plan of such Transferred Employee’s account balances under the Seller 401(k) Plan, including any outstanding loans, if such rollover is elected in accordance with applicable Law and the terms of the Purchaser 401(k) Plan by such Transferred Employee.

(l)        Prior to the Closing, the Seller shall (in consultation with the Purchaser) provide notice of the transactions contemplated by this Agreement to each labor union, works’ council or similar representative body that represents any Business Employees located outside the U.S. and shall use commercially reasonable efforts satisfy in all material respects any bargaining obligations relating to the transactions contemplated by this Agreement, in each case, to the extent required by applicable Law or any applicable collective bargaining agreement.

SECTION 5.07. Access to Information. To the extent consistent with applicable Law, the Seller shall, and shall cause the Business to, afford to the Purchaser and its Representatives full access, upon reasonable notice during normal business hours during the period prior to the Closing, to all the personnel, Representatives (including their work papers), properties, books, Contracts, commitments, Tax Returns and records of the Business, and, during such period, shall furnish promptly to the Purchaser any information concerning the Business and its assets as the Purchaser may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Seller or the Business.

SECTION 5.08. Commercial Arrangements. Except as contemplated by this Agreement and for Contracts or other arrangements set forth in Section 5.08 of the Seller Letter, all Contracts or other arrangements between the Seller or its affiliates (other than the Transferred Entities), on the one hand, and the Transferred Entities, on the other hand, shall be canceled and terminated at or prior to the Closing.

SECTION 5.09.	Release of Guarantees and Letters of Credit.

(a)       At or prior to the Closing, the Purchaser shall use commercially reasonable efforts to cause (i) to be unconditionally released or extinguished in full the guarantees or sureties (whether or not of Indebtedness), together with any ancillary obligations thereto, issued by the Seller or any of its affiliates (other than the Transferred Entities) on behalf of the Business or any Transferred Entity and that are listed on Section 5.09 of the Seller Letter, without further recourse to the Seller or its applicable affiliate and (ii) the Seller and its affiliates (other than the Transferred Entities) to be unconditionally released in full from any liability or obligation in respect of any letter of credit issued for the account of the Business or in connection with any liability or obligation of the Business, without further recourse to the Seller or its applicable affiliate; provided, that the Purchaser shall or shall cause letters of credit to be issued for the benefit of the Seller in respect of the guarantees or sureties to the extent indicated on Section 5.09 of the Seller Letter if they are not unconditionally released or extinguished pursuant to this Section 5.09(a).

(b)       At or prior to the Closing, the Seller shall use commercially reasonable efforts to cause (i) to be unconditionally released or extinguished in full all guarantees or sureties (whether or not of Indebtedness), together with any ancillary obligations thereto, issued by any Transferred Entity on behalf of the Seller or any of its affiliates (other than guarantees or sureties issued on behalf of another Transferred Entity or in respect of the Business), without further recourse to the applicable Transferred Entity and (ii) the Transferred Entities to be unconditionally released in full from any liability or obligation in respect of any letter of credit issued for the account of the Seller or any of its affiliates (other than letters of credit issued for the account of the Business or in connection with any liability or obligation of the Business), without further recourse to the applicable Transferred Entity. The Seller and its affiliates shall, on a joint and several basis, indemnify and hold harmless the Purchaser and its affiliates from and against any Losses suffered or incurred by them in connection with any of the foregoing guarantees, sureties, liabilities or obligations.

(c)       If, upon the termination of the profit and loss transfer agreement among Spectrum Brands Europe GmbH and Tetra Holding GmbH, Spectrum Brands Europe GmbH is required by one or more creditors to furnish a liquid security in accordance with Section 303 of the German Stock Corporation Act, such security will be provided by the Purchaser.

SECTION 5.10. Repayment of Indebtedness; Intercompany Accounts.

(a)       Prior to the Closing, the Seller (i) shall extinguish or repay, or shall cause to be extinguished or repaid, all Indebtedness (including interest) owed by any Transferred Entity or the Business to any person (including the Seller and its affiliates) except as otherwise provided in Section 5.09, (ii) shall extinguish or repay all ancillary obligations thereto owed by any Transferred Entity or the Business to any person (including the Seller and its affiliates), and (iii) shall, and shall cause its affiliates it controls to, repay in full all Indebtedness and ancillary obligations thereto (including interest) it or they owe to any Transferred Entity, and such repayment may be effected through the declaration of dividends and/or capitalization of debt. In furtherance of the foregoing, the Seller shall, or shall cause, the release of (i) any guaranties executed by any Transferred Entity and (ii) any Liens, pledges or other security interests against the equity securities of any Transferred Entity or any asset of the Business, in each case pursuant to documentation reasonably acceptable in form and substance to the Purchaser and its Debt Financing sources.

(b)       Prior to the Closing, the Seller shall, and shall cause its affiliates (including the Transferred Entities) to, settle or extinguish all intercompany receivables and payables that were incurred on or prior to the Closing and that arose between the Seller or its affiliates it controls (other than the Transferred Entities), on the one hand, and the Transferred Entities, on the other hand, and such settlement or extinguishment may be effected through the declaration of dividends and/or capitalization of debt.

SECTION 5.11. Resignations. On the Closing Date, the Seller shall cause to be delivered to the Purchaser duly signed resignations, effective as of the close of business on the Closing Date, of all directors and officers (or persons performing similar functions) of each Transferred Entity designated by the Purchaser not later than two business days prior to the Closing.

SECTION 5.12. Monthly Financial Information. Commencing with the month ending on May 31, 2008, as soon as available, but in any event not later than 15 business days after the end of each month of each fiscal year, the Seller shall provide to the Purchaser its customary monthly financial information package respecting the Business.

SECTION 5.13.	Cooperation with Title Insurance.

(a)       The applicable Property Owning Entity shall, at the Closing, deliver to the Purchaser’s title insurers (collectively, the “Title Company”) such information, affidavits, certificates and indemnities as are reasonably required by the Title Company to issue the owners’ policies of title insurance reasonably required by Purchaser (in connection with the Debt Financing or otherwise) and such endorsements as the Purchaser shall reasonably request (including, in any event, a so-called “non-imputation” endorsement); provided, however, that neither the Seller nor its affiliates shall be required to indemnify the Title Company to any extent in excess of the Seller’s indemnity obligations in this Agreement. The premiums for the Title Policies and the cost of said surveys shall be the sole responsibility of the Purchaser.

(b)       The Seller shall deliver, or caused to be delivered, to the Purchaser true, correct and complete copies of the most recent surveys of each parcel of Owned Property in its or one of its subsidiary’s possession on or prior to the Closing.

SECTION 5.14. Insurance. Each of the Transferred Entities is included as an insured party under certain insurance policies maintained by the Seller. Effective as of the close of business on the Closing Date: (a) the Seller will cause the termination of all continuing coverage under all such policies; and (b) the Purchaser shall become solely responsible for all insurance coverage and related risk of loss with respect to the Business. To the extent that after the Closing a party requires any information regarding claim data, payroll or other information in order to make filings with insurance carriers or self insurance regulators from the other party, then the other party will promptly supply such information to the extent permitted by applicable Law.

SECTION 5.15. Shared Contracts. Prior to the Closing, the Seller and Purchaser shall use commercially reasonable efforts to work together and with the other parties to the contracts listed on Section 5.15 of the Seller Letter, if any (the “Shared Contracts”), in an effort to (i) divide, modify and/or replicate (in whole or in part) the respective rights and obligations under the Shared Contracts and (ii) if possible, novate the respective rights and obligations under the Shared Contracts, such that, effective as of the Closing, (y) the Purchaser (or its designee) is the beneficiary of the rights and is responsible for the obligations related to that portion of the Shared Contract that is related to the Business or any Transferred Entity (the “Business Portion”) (so that, subsequent to the Closing, the Seller or its affiliates shall have no rights or obligations with respect to the Business Portion of the Shared Contract) and (z) the Seller or its affiliates is the beneficiary of the rights and is responsible for the obligations related to the Shared Contract other than the Business Portion (the “Non-Business Portion”) (and Purchaser (or its designees) shall have no rights or obligations with respect to the Non-Business Portion of the Shared Contract). If the applicable parties are not able to enter into an arrangement to formally divide, modify and/or replicate one or more Shared Contracts prior to the Closing as contemplated by the previous sentence, each of the parties shall use its commercially reasonable efforts and cooperate with the other (at its sole cost and expense) to obtain such an arrangement as quickly as practicable after the Closing; provided, however, that no party shall be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom such arrangement may be required (other than nominal filing or application fees) in connection with obtaining any such arrangement. Prior to the obtaining of any such arrangement, Seller shall not cause and shall use commercially reasonable efforts to not permit the Shared Contract to lapse, be violated, become subject to a Lien or otherwise be adversely affected (without Purchaser’s prior written consent) and shall cooperate with Purchaser (or its designee) in any reasonable and lawful arrangements to provide to Purchaser (or its designee) the benefits of use of the Business Portion of the Shared Contract for its term and, to the extent Purchaser (or its designee) receives such benefits, it will perform the obligations of the Seller or its affiliates under the Business Portion of the Shared Contract. The Purchaser and the Seller shall participate jointly in any negotiations with parties to the Shared Contracts.

SECTION 5.16. Additional Financial Information. The Seller shall use its commercially reasonable efforts, and shall cause its affiliates it controls to use their commercially reasonable efforts to, provide the Purchaser and its affiliates with financial statements and related information (collectively, “Additional Financial Information”) sufficient to permit any of them to fulfill their obligations to include financial disclosure relating to the Business on a timely basis under the Exchange Act, including in (a) the preparation of the audited combined consolidated balance sheets of the Transferred Entities as of September 30, 2006 (the “2006 Audited Financial Statements”), and the related audited combined statements of operations, parent funding and cash flows for the fiscal year then ended (including the notes contained therein or annexed thereto), (b) the preparation of the audited combined consolidated balance sheets of the Transferred Entities as of September 30, 2007 (the “2007 Audited Financial Statements”), and the related audited combined statements of operations, parent funding and cash flows for the period then ended (including the notes contained therein or annexed thereto) and (c) the preparation of the audited combined consolidated balance sheets of the Transferred Entities as of June 30, 2008 (the “2008 Audited Financial Statements”), and the related audited combined consolidated statements of operations, parent funding and cash flows for the period then ended (including the notes contained therein or annexed thereto), in each case as required to be filed by Purchaser under Rule 3-05 of Regulation S-X (under Item 2.01 of Form 8-K) of the Exchange Act as a result of the consummation of the Acquisition; provided, that if the Closing occurs after September 30, 2008, the 2008 Audited Financial Statements shall be prepared as of September 30, 2008; provided, further, however, that the Purchaser shall pay all of the Seller’s and its affiliates reasonable out-of-pocket costs with respect thereto, including the reasonable costs and expenses of consultants. In connection with the audit and review of the 2006 Audited Financial Statements, the 2007 Audited Financial Statements, and the 2008 Audited Financial Statements, the Seller agrees to (i) provide KPMG LLP (the “Auditors”) with full and timely assistance and access to, and to examine and make copies of, all books and records of the Seller relating to the Business, and authorize the independent auditors for Seller and their affiliates, to provide all work papers, (ii) close the books of the Business in accordance with GAAP, (iii) prepare all appropriate income tax provisions, (iv) draft the combined financial statements of the Business, (v) execute reasonable and customary “representation letters” upon completion of the audit prior to the issuance of the Auditors’ audit report, (vi) obtain the consent of any auditors required under the Securities Act or the Exchange Act in connection with the filing of any Form 8-K by the Purchaser, and (vii) use commercially reasonable efforts to cause any prior accountants to comply with the provisions of this Section 5.16.

SECTION 5.17. SOX. From and after the date hereof, the Seller shall, and shall cause the Transferred Entities and their Representatives to, use commercially reasonable efforts to permit the Purchaser to take all actions that the Purchaser may deem reasonably necessary or appropriate, and to cooperate and to cause the Representatives of the Transferors and the Transferred Entities to cooperate in the taking of such actions, to enable the Purchaser, following the Closing, to satisfy the applicable obligations under Sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOX”) and the other requirements of the SOX with respect to Transferred Entities and the Business, including establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting as such terms are defined in the SOX. All out-of-pocket costs and expenses, including the reasonable costs and expenses of consultants, incurred by the Seller and its affiliates in complying with this Section 5.18 shall be reimbursed by the Purchaser as such costs and expenses are incurred upon submission to the Purchaser of appropriate documentation of same.

SECTION 5.18. Use of Spectrum Name. Following the Closing, the Purchaser may use sales brochures, letterhead and other similar materials of the Transferred Entities containing the name “Spectrum” or “Spectrum Brands” and variations thereof, but shall cease using such brochures, letterhead and other materials as soon as practicable and in any event within 180 days following the Closing Date, and shall indemnify, defend and hold harmless the Seller and its affiliates it controls from and against any Losses with respect to any such use.

SECTION 5.19. Existing Indemnification. The Purchaser agrees that all rights to indemnification, exculpation from liability, and advancement of expenses, in each case with respect to acts or omissions occurring on or prior to the Closing Date, now existing in favor of the officers or directors of any Transferred Entity as provided in the respective organizational or governing documents of such Transferred Entity, shall survive the Closing and shall continue in full force and effect in accordance with their respective terms for a period of not less than six years after the Closing Date.

SECTION 5.20.	German Tax Matters

(a)       Change of Fiscal Year. If, after execution and delivery of this Agreement, it turns out that Closing will not occur on July 31, 2008 and provided the change of the fiscal year as described in Section 5.20(b) has not yet been registered with the commercial register, Seller undertakes to use its commercially reasonable efforts to arrange for a change of the fiscal year of Tetra Holding GmbH and its German subsidiaries such that it ends on the Closing Date. The parties acknowledge that (i) pursuant to Section 5.10 any intra company payables between the Transferred Entities and the Seller or its affiliates shall be settled prior to the Closing Date and (ii) Spectrum Brands Europe GmbH is likely to have an outstanding payable to Tetra GmbH prior to the Closing Date resulting from a cash pooling agreement, which as of April, 27, 2008 amounted to € 41,609,161. Seller and Purchaser agree that such payable should be settled prior to the Closing Date in a cash neutral manner, and agree to closely cooperate to cause such settlement to be in a manner that is as tax efficient as possible for both parties. The steps currently envisaged by the parties to be taken prior to the Closing Date and when setting up and approving the next fiscal year end financial statements are outlined in Exhibit G hereto.(b)      The Seller shall cause the current profit and loss transfer agreement (Ergebnisabführungsvertrag) between

Spectrum Brands Europe GmbH and Tetra Holding GmbH (the "PLTA") to be terminated for cause (aus wichtigem Grund) as per expiry of the Closing Date (midnight German time). In addition, the Seller shall cause each of Tetra Holding GmbH and its German subsidiaries to change its current fiscal year to a short fiscal year ending as of July 31, 2008, provided, the competent German tax authorities have approved such change of the fiscal year.

(i)        (A) If the changes of the fiscal years are timely registered and Closing occurs on July 31, 2008, the profits of Tetra Holding GmbH for the short fiscal year ending as of the Closing Date shall be transferred to Spectrum Brands Europe GmbH on the Closing Date on the basis of a best estimate to be submitted by the management of Tetra Holding GmbH. The transfer amounts will be finally derived from the accounts of Tetra Holding GmbH for the short fiscal year ending as of July 31, 2008, which shall be set up and audited at the expense of the Seller within two months following the Closing Date, at the latest. The Purchaser hereby guarantees the prompt and full payment of the transfer amounts (to the extent such transfer amounts have not been offset against Taxes to be borne by Spectrum Brands Europe GmbH pursuant to paragraphs (ii) and (iii) of this Section 5.20(b)) by Tetra Holding GmbH to Spectrum Brands Europe GmbH. Promptly after adoption of the annual accounts (Feststellung des Jahresabschlusses) of Tetra Holding GmbH, the Seller shall cause Spectrum Brands Europe GmbH and the Purchaser shall cause Tetra Holding GmbH, as the case may be, to pay any balancing amount to the relevant other party of the PLTA pursuant to and as provided in paragraphs (ii) and (iii) of this Section 5.20(b). The Seller (in the case of Spectrum Brands Europe GmbH) and the Purchaser (in the case of Tetra Holding GmbH) hereby guarantee the treatment of the balancing amount pursuant to and as provided in paragraphs (ii) and (iii) of this Section 5.20(b).

(B) If the changes of the fiscal years are timely registered, but Closing occurs after July 31, 2008, the profits of Tetra Holding GmbH for the short fiscal year ending as of July 31, 2008 and the profits of Tetra Holding GmbH for the period between August, 1, 2008 and the Closing Date shall be transferred to Spectrum Brands Europe GmbH on the Closing Date. The relevant profit amount for the short fiscal year shall be derived from the accounts of Tetra Holding GmbH as of July 31, 2008, provided the accounts are readily available and audited on the Closing Date. If this is not the case, the relevant amount shall be determined on the basis of a best estimate by the management of Tetra Holding GmbH. The last two sentences of paragraph (A) of this Section 5.20(b)(i) shall apply accordingly. The results of Tetra Holding GmbH for the period between August, 1, 2008 and the Closing Date shall be determined on the basis of a best estimate by the management of Tetra Holding GmbH and shall be verified by interim accounts to be set up for Tetra Holding GmbH as per the Closing Date. The last two sentences of paragraph (A) of this Section 5.20(b)(i) shall apply accordingly.

(C) If the changes of the fiscal years are not (timely) registered, the profits of Tetra Holding GmbH for the period between October 1, 2007 and the Closing Date shall be transferred to Spectrum Brands Europe GmbH on the Closing Date. The relevant amount shall be determined on the basis of a best estimate by the management of Tetra Holding GmbH and shall be verified by interim accounts to be set up for Tetra Holding GmbH as per the Closing Date. The last two sentences of paragraph (A) of this Section 5.20(b)(i) shall apply accordingly.

(D) If the Closing does not occur until (and including) September 29, 2008, and the changes of the fiscal years are not (timely) registered, paragraphs (A) through (C) of this Section 5.20(b)(i) shall apply mutatis mutandis.

(ii)       For purposes of Section 5.20(b)(i), any Taxes payable by Tetra Holding GmbH in connection with a distribution of Tetra Holding GmbH as outlined in Exhibit G hereto shall be borne by Spectrum Brands Europe GmbH, provided, however, that such amount shall be paid by Tetra Holding GmbH to the competent German tax authorities and that the corresponding claim of Tetra Holding GmbH for reimbursement of such amount shall be booked to a newly created shareholder's current account. The full balance of this current account shall be offset against the claim of Spectrum Brands Europe GmbH for the transfer of profits for the applicable period until termination of the PLTA, and only the remaining profit transfer claim shall be paid to Spectrum Brands Europe GmbH and taken into account as Indebtedness for the calculation of the Final Assumed Indebtedness Amount to the extent it exceeds the amount effected by Tetra Holding GmbH by way of advance payment prior to and/or at Closing. If and to the extent the amount of annual profits shown in the audited annual accounts of Tetra Holding GmbH as of July 31, 2008 (or in the respective interim accounts, as applicable) is higher than the amount of the best estimate, the Purchaser shall ensure that Spectrum Brands Europe GmbH is entitled to the difference from Tetra Holding GmbH, which difference shall be settled in the manner provided in paragraph (iii) of this Section 5.20(b) within two weeks after the annual accounts have become final as outlined above. If and to the extent that the amount of annual profits shown in the audited annual accounts of Tetra Holding GmbH as of July 31, 2008 (or in the respective interim accounts, as applicable) is lower than the amount of the best estimate, the Seller shall ensure that Tetra Holding GmbH is entitled to the difference from Spectrum Brands Europe GmbH, which difference shall be settled in the manner provided in paragraph (iii) of this Section 5.20(b) within two weeks after the annual accounts have become final as outlined above. If and to the extent the Taxes payable by Tetra Holding GmbH relating to the steps described in Exhibit G exceed the profit transfer claim, Seller shall cause Spectrum Brands Europe GmbH to promptly indemnify Tetra Holding GmbH for any such excess.

(iii)      In order to avoid Post-Closing cash payments, the parties assure that any payment obligations of Tetra Holding GmbH to Spectrum Brands Europe GmbH or of Spectrum Brands Europe GmbH to Tetra Holding GmbH under the PLTA arising out of the fact that the amount of annual profits shown in the audited annual accounts of Tetra Holding GmbH as of July 31, 2008 (or in the respective interim accounts, as applicable) is higher or lower than the amount of the best estimate, shall be settled as follows: If Spectrum Brands Europe GmbH has a claim against Tetra Holding GmbH, there shall be a corresponding indemnification claim in an equal amount payable by the Purchaser to the Seller. The parties agree that the Purchaser shall assign this claim to Tetra Holding GmbH and that Tetra Holding GmbH shall assign the claim to Spectrum Brands Europe GmbH in full satisfaction of its payment obligation under the PLTA. If Tetra Holding GmbH has a claim against Spectrum Brands Europe GmbH, there shall be a corresponding indemnification claim in an equal amount by the Seller from the Purchaser. The parties agree that the Seller shall assign this claim to Spectrum Brands Europe GmbH and that Spectrum Brands Europe GmbH shall assign the claim to Tetra Holding GmbH in full satisfaction of its payment obligation under the PLTA. The parties shall cause Tetra Holding GmbH and Spectrum Brands Europe GmbH to take all necessary actions to implement this paragraph.

SECTION 5.21. Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, the Seller and the members of its board of directors shall grant such approvals and take such actions as are reasonably necessary, if any, so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

SECTION 5.22. Record Ownership. Each of item of Owned Intellectual Property that is registered or pending in the United States Patent and Trademark Office, the United States Copyright Office or equivalent foreign intellectual property registry, shall be recorded by Seller or its affiliates in such offices as owned by a Transferred Entity.

SECTION 5.23. EBITDA Calculation. Prior to the Closing and following receipt of the 2007 Audited Financial Statements, the parties shall jointly calculate the Final EBITDA Amount in good faith.

SECTION 5.24. Lien Releases. The Seller, at its expense, shall cooperate with the Purchaser and take such action requested by the Purchaser, before and after the Closing to obtain evidence of the release of the Liens set forth in Section 5.24 of the Seller Letter.

ARTICLE VI

Other Agreements

SECTION 6.01. Agreement Not To Compete; Non-Solicitation of Employees.

(a)       The Seller understands that the Purchaser shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by Law and that the Purchaser would not have entered into this Agreement absent the provisions of this Section 6.01 and, therefore, from the Closing Date until the fourth anniversary of the Closing Date with respect to the Business the Seller shall not, and shall cause each of its affiliates that it controls not to engage in activities or businesses, invest or acquire any interest in any person or establish any new businesses, that are engaged in the Business (“Competitive Activities”) anywhere in the world; provided, however, the Seller or its affiliates that it controls shall not be prohibited from investing in securities of any company that is listed on a national securities exchange or traded on NASDAQ, provided that it does not hereafter own, or have the right to acquire, more than 5% of the outstanding voting securities of a company engaged in Competitive Activities. For the avoidance of doubt, and notwithstanding anything to the contrary in this Section 6.01, without violating this Section 6.01, the Seller and its affiliates it controls may engage in the manufacture, marketing and sale for use by consumers of (i) aquatic soil for ponds and (ii) electric pet groomers for dogs and cats as currently conducted.

(b)       From the date of this Agreement through (and including) the second anniversary of the Closing Date, the Seller shall not, and shall cause each of its affiliates that it controls not to directly or indirectly solicit, recruit or hire any Transferred Employees or directly or indirectly solicit or encourage any Transferred Employee to leave the employment of the Purchaser or its affiliates; provided that the Seller and its affiliates that it controls shall not be prohibited (i) from making general solicitations of employment that are not specifically targeted at Transferred Employees or (ii) hiring any Transferred Employee who first initiates contact with the Seller or its affiliates that it controls regarding possible future employment on his or her own initiative without any direct solicitation by the Seller or any of its affiliates that it controls.

(c)       Except as otherwise specifically required by this Agreement, from the date of this Agreement through (and including) the second anniversary of the Closing Date, the Purchaser shall not, and shall cause each of its affiliates that it controls not to directly or indirectly solicit, recruit or hire any employee of the Seller or its affiliates that it controls other than the Business Employees (such employees, the “Remaining Employees”) or directly or indirectly solicit or encourage any Remaining Employee to leave the employment of the Seller or its affiliates; provided that the Purchaser and its affiliates that it controls shall not be prohibited from (i) making general solicitations of employment that are not specifically targeted at Remaining Employees or (ii) hiring any Remaining Employee who first initiates contact with the Purchaser or its affiliates that it controls regarding possible future employment on his or her own initiative without any direct solicitation by the Purchaser or any of its affiliates that it controls.

(d)       From the date of this Agreement through and including the second anniversary of the Closing Date, neither Seller nor any of its affiliates that it controls shall induce a Business Customer: (i) to buy from any Person engaged in the Business other than Purchaser or its affiliates; or (ii) to withdraw, curtail or cancel any Business Customer’s business with the Business. As used in this Section 6.01(d), “Business Customer” means any actual customer of the Business, or any potential customer of the Business, served or actively solicited to the knowledge of the Seller by the Business within the twelve-month period prior to the Closing Date, in each case only with respect to the Business.

(e)       It is the desire and intent of the parties to this Agreement that the provisions of Section 6.01(a) shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. It is expressly understood and agreed that although the Seller and the Purchaser consider the provisions of Section 6.01(a) to be reasonable, if a judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against the Seller, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. If any particular provisions or portion of Section 6.01(a) shall be adjudicated to be unenforceable, the amendment contemplated by the immediately preceding sentence shall apply only with respect to the operation of such Section in the particular jurisdiction in which such adjudication is made.

(f)        The parties recognize that the performance of the obligations under Section 6.01(a) by the Seller is special, unique and extraordinary in character, and that in the event of the breach by Seller of the terms and conditions of Section 6.01(a) to be performed by Seller, the Purchaser and its affiliates shall be entitled, if they so elect, to obtain damages for any breach, or to enforce the specific performance thereof by the Seller.

(g)       Notwithstanding anything in this Section 6.01 to the contrary, the Seller and its affiliates it controls may acquire, directly or indirectly, any business that is engaged in Competitive Activities, if such Competitive Activities account for less than 15% of such business’ consolidated annual revenues and earnings before interest, taxes, depreciation and amortization or consolidated operating income during the twelve month period preceding such acquisition.

(h)       Notwithstanding anything to the contrary contained herein, the Seller or any of its affiliates it controls may (i) be acquired by a non-affiliated third party (where the stockholders of the Seller immediately prior to the acquisition own less than a majority of the outstanding equity or voting interests of such acquiring or combined person) or (ii) merge with a person set forth in Section 6.01(h) of the Seller Letter and Competitive Activities by such acquiring person or the combined entity shall not be a violation of this Section 6.01.

SECTION 6.02.	Confidentiality.

(a)       The Purchaser acknowledges that the information being provided to it in connection with the Acquisition, the Financing and the consummation of the other transactions contemplated hereby is subject to the terms of the confidentiality agreement dated as of February 26, 2008 (the “Confidentiality Agreement”), between HCPMF and the Seller, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating to the Business.

(b)       Until the fifth anniversary of the Closing Date, the Seller shall keep confidential, and cause its affiliates that it controls and their respective advisors, consultants, employees and agents to keep confidential, all information relating to the Business following the Closing; provided, however, that with respect to any information that is a trade secret under applicable Law such confidentiality obligation shall survive for so long as such information remains a trade secret. The provisions of this Section 6.02(b) shall not apply to the disclosure by the Seller or its affiliates that it controls of any information, documents or materials which (i) are or become publicly available, other than by reason of a breach of this 6.02(b) by Seller or any of its affiliates that it controls or (ii) is required by applicable Law to be disclosed, but then only (A) to the extent disclosure is required and (B) after notifying the Purchaser of such obligation and using commercially reasonable efforts, at the Purchaser’s expense, to seek a protective order or other similar or appropriate relief.

SECTION 6.03. Publicity. The Purchaser and the Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Acquisition, and shall not, and shall not permit their subsidiaries to, issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

SECTION 6.04.	Post-Closing Cooperation.

(a)       The Purchaser, on the one hand, and the Seller, on the other hand, shall cooperate with each other in good faith, and shall cause their affiliates that they control and their Representatives to cooperate with each other, after the Closing to facilitate the orderly transition of the Business to the Purchaser after the Closing and to minimize any disruption to the Business that might result from the transactions contemplated by this Agreement. This cooperation shall include cooperating to change the Environmental Protection Agency establishment number for the Seller’s Corporate Exchange facility in St. Louis, MO to a number issued to UPG. After the Closing, upon reasonable written notice, the Purchaser, on the one hand, and the Seller, on the other hand, shall furnish or cause to be furnished to the other and the other’s affiliates and their Representatives access, during normal business hours, to such books, records, manuals and other information and assistance relating to the Business or any Transferred Entity (to the extent within the control of such party) as is reasonably necessary for financial reporting, accounting and Tax matters or other reasonable purposes.

(b)       The Purchaser, on the one hand, and the Seller, on the other hand, shall reimburse the other for reasonable documented out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 6.04. Neither party shall be required by this Section 6.04 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations (or, in the case of the Purchaser, those of the Business).

SECTION 6.05. Further Assurances. From time to time after the Closing, as and when reasonably requested by any party, the other party shall execute and deliver, or cause to be executed and delivered, all such documents, conveyances, assurances and instruments and shall take, or cause to be taken, all such further or other actions as such party may reasonably require to confirm and assure the rights and obligations provided for in this Agreement and to consummate the transactions contemplated by this Agreement, including, in the case of the Seller, executing and delivering to the Purchaser such assignments, deeds, bills of sale, consents and other instruments as the Purchaser may reasonably request as necessary or desirable for such purpose.

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation. The obligation of the Purchaser and the Seller to consummate the Acquisition is subject to the satisfaction or (to the extent permitted by applicable Law) waiver of the following conditions:

(a)       Governmental Approvals. The waiting period under the HSR Act and any applicable Foreign Merger Control Laws applicable to the Acquisition shall have expired or been terminated.

(b)       No Injunctions or Restraints. No Law or Injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect.

(c)       Senior Debt Consent and Releases. (i) The Seller shall have received consents from the requisite lenders party to each of the Seller Senior Loan Documents to consummate the transactions contemplated by this Agreement, in form and substance as reasonably agreed in advance by the Seller and Purchaser, and (ii) the Seller and the Purchaser shall have received, in form and substance reasonably satisfactory to the Purchaser and the Seller, evidence of the release under the Seller Senior Loan Documents of all Liens and guarantees affecting the assets of the Business or equity interests of any of the Transferred Entities.

SECTION 7.02. Conditions to Obligation of the Purchaser. The obligation of the Purchaser to consummate the Acquisition is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Purchaser) of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of the Seller set forth in (i) Articles II and III (other than the representations set forth in Sections 2.02, 2.04, 2.05, 3.01(a), 3.02(a) and 3.03 (collectively the “Class I Representations”)) shall be true and correct as of the Closing Date, with the same effect as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except to the extent that the facts or matters as to which such representations and warranties are not so true and correct as of the Closing Date (without giving effect to any qualifications and limitations as to “materiality” or “material adverse effect” set forth therein, other than the references to “materiality” or “material adverse effect” set forth in Section 3.15(a)), individually or in the aggregate, have neither had nor are reasonably likely to have a material adverse effect on the Seller or on the Business or on the Transferred Entities, taken as a whole, and (ii) the Class I Representations of the Seller shall be true and correct as of the Closing Date, with the same effect as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date). The Purchaser shall have received a certificate signed by an authorized officer of the Seller to such effect.

(b)       Performance of Obligations of the Seller. The Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Seller by the time of the Closing and the Purchaser shall have received a certificate signed by an authorized officer of the Seller to such effect, unless the failure to perform or comply with any of its obligations and covenants, individually or in the aggregate, is reasonably likely to result in Losses to the Purchaser of less than $5,000,000in the aggregate for all such Losses and the Seller agrees in writing at the Closing to use commercially reasonable efforts to remedy such failure(s) to perform or comply (“Seller Non-Material Covenant Failures”) as soon as practicable and to indemnify, defend and hold harmless the Purchaser for all of the Losses resulting from such failure(s).

(c)       No Material Adverse Effect. From and including the date of the Balance Sheet, there shall not have occurred a material adverse effect on the Business or the Transferred Entities, taken as a whole, nor shall there have been any event, occurrence or condition that would, individually or in the aggregate, be reasonably likely to have a material adverse effect on the Business or the Transferred Entities, taken as a whole.

(d)       FIRPTA Certificate. The Seller shall have delivered to the Purchaser at the Closing a certificate, in form and substance reasonably satisfactory to the Purchaser, certifying that the acquisition of U.S. Transferred Equity Interests is exempt from withholding pursuant to the Foreign Investment in Real Property Tax Act.

(e)       Consents. The Seller shall have obtained and shall have delivered to the Purchaser copies of all approvals, authorizations and consents set forth in Section 7.02(e) of the Seller Letter (the “Required Consents”).

(f)        Lien Release. The Purchaser shall have received evidence in form and substance reasonably satisfactory to it of the release of all Liens affecting the assets of the Business or equity interests of any of the Transferred Entities other than (i) Permitted Liens, (ii) those Liens described in Section 7.01(c)(ii) and (iii) the Liens listed in Section 5.24 of the Seller Letter;

(g)       Financial Statements. The Auditors shall have delivered to the Purchaser the 2006 Audited Financial Statements and 2007 Audited Financial Statements meeting the requirements of Form 8-K applicable to the filing of such Form by the Purchaser.

(h)       Deliverables. The Seller shall have tendered for delivery all agreements, instruments and other documentation to be delivered by the Seller or its affiliates pursuant to Section 1.03.

For the avoidance of doubt, the ability of the Purchaser to obtain financing for the transactions contemplated by this Agreement is not a condition to the Purchaser’s obligation to consummate the transactions contemplated by this Agreement.

SECTION 7.03. Conditions to Obligation of the Seller. The obligation of the Seller to consummate the Acquisition is subject to the satisfaction (or, to the extent permitted by Law, waiver by the Seller) of the following conditions:

(a)       Representations and Warranties. The representations and warranties of the Purchaser set forth in Article IV shall be true and correct as of the Closing Date, with the same effect as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except to the extent that the facts or matters as to which such representations and warranties are not so true and correct as of the Closing Date (without giving effect to any qualifications and limitations as to “materiality” or “material adverse effect” set forth therein), individually or in the aggregate, have neither had nor are reasonably likely to have a material adverse effect on the Purchaser. The Seller shall have received a certificate signed by an authorized officer of the Purchaser to such effect.

(b)       Performance of Obligations of Purchaser. The Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Purchaser by the time of the Closing, and the Seller shall have received a certificate signed by an authorized officer of the Purchaser to such effect unless the failure to perform or comply with any of its obligations and covenants, individually or in the aggregate, is reasonably likely to result in Losses to the Seller of less than $5,000,000in the aggregate for all such Losses and the Purchaser agrees in writing at the Closing to use commercially reasonable efforts to remedy such failure(s) to perform or comply (“Purchaser Non-Material Covenant Failures”) as soon as practicable and to indemnify, defend and hold harmless the Seller for all of the Losses resulting from such failure(s).

(c)       Deliverables. The Purchaser shall have tendered for delivery all agreements, instruments and other documentation to be delivered by the Purchaser or its affiliates pursuant to Section 1.03.

SECTION 7.04. Frustration of Closing Conditions. Neither the Purchaser, on the one hand, nor the Seller on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to comply with its obligations under this Agreement.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01.	Termination.

(a)       Notwithstanding any other provision in this Agreement to the contrary, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i)	by mutual written consent of the Purchaser and the Seller;

(ii)       by Seller, if Purchaser breaches or fails to perform in any respect any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03 or constitutes a failure to pay the Purchase Price when it is otherwise due and owing, (B) has not been cured within thirty (30) days following delivery of written notice thereof to Purchaser (the “Purchaser Cure Period”); provided, however, that such cure period shall not apply to Purchaser’s obligation to pay the Purchase Price at the Closing if all other conditions to the Closing (other than those conditions that by their nature are to be satisfied at Closing) have been satisfied and (C) has not been waived by Seller;

(iii)      by Purchaser, if Seller breaches or fails to perform in any respect any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02, (B) has not been cured within thirty (30) days following delivery of written notice thereof to Seller and (C) has not been waived by Purchaser;

(iv)      by the Purchaser or the Seller, if the Closing does not occur on or prior to the date which is one hundred twenty (120) days following the date of this Agreement (the “Outside Date”) unless the Closing has not occurred as a result of a breach of this Agreement by the party seeking such termination, it being understood that Purchaser cannot terminate this Agreement on the Outside Date pursuant to this Section 8.01(a)(iv) if Harbinger is or has been an “interested stockholder” of the Seller for purposes of Section 180.1140(8) of the Wisconsin Business Corporation Law; or

(v)       by Purchaser, if Purchaser may not otherwise terminate this Agreement pursuant to any other provision of this Section 8.01(a), if the Closing has not occurred on or prior to the Outside Date;

provided, however, that the party seeking termination pursuant to clause (ii) or (iii) is not then in material breach of any of its covenants or agreements contained in this Agreement, it being understood that (i) Purchaser Non-Material Covenant Failures shall not be deemed to be breaches that would prevent Purchaser from exercising its termination rights pursuant to

Section 8.01(a)(iii) and (ii) Seller Non-Material Covenant Failures shall not be deemed to be breaches that would prevent Seller from exercising its termination rights pursuant to Section 8.01(a)(ii).

(b)       If this Agreement is terminated by the Purchaser or the Seller pursuant to this Section 8.01, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i)        the Purchaser shall return all documents and other material received from the Seller, its affiliates or Representatives relating to the transactions contemplated by this Agreement, whether so obtained before or after the execution of this Agreement, to the Seller; and

(ii)       all confidential information received by the Purchaser with respect to the Business shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 8.02.	Effect of Termination; Limitation of Liability.

(a)       If this Agreement is terminated pursuant to Section 8.01, this Agreement shall become null and void and of no further force and effect, except (i) for the provisions of (A) Sections 2.05 and 4.07 relating to brokers and finders, (B) Section 5.04 relating to expenses, (C) Section 6.02(a) relating to the obligation of Purchaser to keep confidential certain information and data obtained by it, (D) Section 6.03 relating to publicity, (E) Sections 8.01 and 8.02 and (F) Article X; (ii) Seller shall be entitled solely to the remedy available in Section 8.02(b), subject to the limitations set forth in Section 8.02(c), in the case of a termination (1) by Seller pursuant to Section 8.01(a)(ii) or (2) by Purchaser pursuant to Section 8.01(a)(v) if, at the time of such termination, Seller would have otherwise been entitled to terminate this Agreement pursuant to Section 8.01(a)(ii), assuming the Purchaser Cure Period, if applicable, had expired; (iii) in the case of termination by Purchaser pursuant to Section 8.01(a)(iii), Purchaser shall be entitled to all remedies available hereunder or at equity or in law resulting from Seller’s willful breach of this Agreement or fraud; (iv) in the case of termination by Seller pursuant to Section 8.01(a)(iv), Purchaser shall be entitled to the Expense Reimbursement, if applicable, and (v) in the case of termination by Purchaser pursuant to Section 8.01(a)(iv), Purchaser shall be entitled to (x) the Expense Reimbursement, if applicable, and (y) all remedies available hereunder or at equity or in law resulting from Seller’s willful breach of this Agreement or fraud. Notwithstanding anything to the contrary contained herein, (x) in the event of any breach or failure to perform by Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement or any agreement entered into in connection with the transactions contemplated hereby at or prior to Closing, whether or not this Agreement has been terminated pursuant to any provision hereof, Seller’s sole and exclusive remedy shall be to terminate this Agreement pursuant to, and as permitted by, Section 8.01(a)(ii) with the effect described in Section 8.02(b) and subject to the limitations set forth in Section 8.02(c) and (y) in no event shall Purchaser or Harbinger be subject to any liability in excess of the Liquidated Damages for any losses or damages relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

(b)       In the event this Agreement is terminated by (i) Purchaser pursuant to Section 8.01(a)(v) and, at the time of such termination, Seller would have otherwise been entitled to terminate this Agreement pursuant to Section 8.01(a)(ii), assuming the Purchaser Cure Period, if applicable, had expired, or (ii) Seller pursuant to Section 8.01(a)(ii), Purchaser shall pay to Seller an amount equal to Fifty Million Dollars ($50,000,000) as Seller’s sole and exclusive remedy for any breach or failure to perform by Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement (the “Liquidated Damages”) and such Liquidated Damages shall be Seller’s sole and exclusive remedy and shall be in lieu of any other remedies at law or in equity to which Seller might otherwise be entitled, including on account of punitive damages. The payment of the Liquidated Damages shall be made (i) on the date of such termination by the Purchaser pursuant to Section 8.01(a)(v), if, at the time of such termination, Seller would have otherwise been entitled to terminate this Agreement pursuant to Section 8.01(a)(ii), assuming the Purchaser Cure Period, if applicable, had expired, or (ii) within three (3) Business Days following the date of such termination if terminated by the Seller pursuant to Section 8.01(a)(ii). The Liquidated Damages shall be paid by wire transfer of immediately available funds to an account designated by Seller and, if not timely paid as described in the immediately preceding sentence, shall bear interest at a rate per annum equal to the “prime rate,” as published in the Wall Street Journal, Eastern Edition, in effect from time to time or, if less, the maximum rate permitted by applicable Law, calculated daily on the basis of a 365-day year and the actual number of days elapsed, without compounding. In addition, if the Purchaser shall fail to pay the Liquidated Damages when due, the Purchaser shall also pay to the Seller all of the Seller’s costs and expenses (including reasonable attorneys’ fees) in connection with the Seller’s efforts to collect the Liquidated Damages. The parties hereto acknowledge and agree that the Liquidated Damages, plus any interest accrued and payable thereon, are to be paid by Purchaser to compensate Seller for such damages as liquidated damages, and that any and all amounts paid pursuant to this Section 8.02(b) represent liquidated damages and not a penalty.

(c)        Notwithstanding anything to the contrary contained herein, for the avoidance of doubt, it is understood and agreed by the parties hereto that, except in the event of the consummation of the transactions contemplated by this Agreement:

(i)        Seller’s sole and exclusive remedy for the breach of this Agreement by Purchaser at or prior to Closing, including any failure of, or refusal by, Purchaser to pay the Purchase Price for any reason whatsoever or any failure of, or refusal by, Purchaser to consummate the Financing, obtain the proceeds thereof or otherwise have available sufficient funds or Notes to pay the Purchase Price, shall be (A) to obtain Liquidated Damages as described in Section 8.02(b) in the event of a termination of this Agreement by Purchaser pursuant to Section 8.0l(a)(v) in the event that, at the time of such termination, Seller would have otherwise been entitled to terminate this Agreement pursuant to Section 8.01(a)(ii), assuming the Purchaser Cure Period, if applicable, had expired, or (B) to terminate this Agreement pursuant to, and as permitted by, the terms of Section 8.01(a)(ii) and to obtain Liquidated Damages pursuant to Section 8.02(b); and

(ii)       Seller shall not pursue any other remedies or actions, at law or in equity, and hereby waives any and all other remedies against Purchaser (and its affiliates) in respect thereof.

(d)       In the event that this Agreement is terminated by the Purchaser or the Seller pursuant to Section 8.01(a)(iv) and at the time of termination the condition set forth in Section 7.01(c) has not been satisfied but the conditions set forth in Sections 7.01(a), 7.01(b) and 7.03 have been satisfied (other than such conditions that by their nature are to be satisfied at the Closing), then the Seller shall reimburse Purchaser and Harbinger for their respective out-of-pocket costs and expenses incurred in connection with this Agreement and transactions contemplated hereby (including potential debt financing therefor) up to the aggregate amount set forth in Section 8.02 of the Seller Letter for Purchaser and Harbinger taken together (the “Expense Reimbursement”) as promptly as reasonably practicable (and, in any event within three (3) business days following such termination) by wire transfer of immediately available funds.

SECTION 8.03. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. By an instrument in writing the Purchaser, on the one hand, or the Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform. Any such waiver shall only be effective in the specific instance and for the specific and limited purpose for which it was given and shall not be deemed a waiver of any other provision of this Agreement or of the same breach or default upon any recurrence thereof. No failure on the part of any party to exercise and no delay in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

ARTICLE IX

Indemnification

SECTION 9.01.	Tax Indemnification.

(a)       From and after the Closing, except and only to the extent otherwise included in the calculation of the Final Working Capital, the Seller shall indemnify the Purchaser, its affiliates (including the Transferred Entities) and each of their stockholders, members, partners and Representatives (the “Purchaser Indemnitees”) against and hold them harmless from any Losses arising from, relating to or otherwise in respect of (i) except as provided in Section 9.01(b), any Taxes imposed on the Business with respect to any Pre-Closing Tax Period, (ii) any Taxes that may be imposed on the Business as a result of being a member of a consolidated, combined, unitary or similar group of corporations or other taxpayers at any time on or prior to the Closing Date, (iii) any Transfer Taxes for which the Seller is liable under Section 5.04(b), (iv) any Taxes in connection with the 338 Elections for which the Seller is liable under Section 5.05(h), (v) any breach of any representation or warranty of the Seller contained in Section 3.12 of this Agreement or in the certificate delivered by the Seller pursuant to Section 7.02(d), and (vi) any breach of any covenant of the Seller contained in Section 5.01(b)(xviii) or Section 5.05.

(b)       From and after the Closing, except and only to the extent otherwise included in the calculation of the Final Working Capital, the Purchaser and the Transferred Entities shall, jointly and severally, indemnify the Seller, its affiliates and each of their stockholders, members, partners and Representatives (the “Seller Indemnitees”) and hold them harmless from any Losses arising from, relating to or otherwise in respect of (i) any Taxes imposed on the Business with respect to any Post-Closing Tax Period, (ii) any Taxes that may be imposed on the Business as a result of being a member of a consolidated, combined, unitary or similar group of corporations or other taxpayers at any time after the Closing Date, (iii) any Transfer Taxes for which the Purchaser is liable under Section 5.04(b) and (iv) any breach by the Purchaser or any of its affiliates of any covenant contained in Section 5.05.

(c)       In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”):

(i)        real, personal and intangible property Taxes (“Property Taxes”) of the Business for the Pre-Closing Tax Period shall be allocated to the Pre-Closing Tax Period on a pro rata basis (based on the number of days during such taxable period elapsed on or prior to the Closing Date). If at the time of Closing, the tax rate or the assessed valuation for the year in which the Closing occurs has not yet been fixed, Property Taxes shall be prorated based upon the tax rate and the assessed valuation established for the previous tax year; and

(ii)       the Taxes of the Business (other than Property Taxes) for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

(d)       To the extent that any indemnification provided for in this Section 9.01 may overlap or conflict with any indemnification contained in Section 9.02, the Seller shall not be required to duplicate the indemnification for the same Losses under both Section 9.01 and Sections 9.02.

SECTION 9.02. Indemnification by the Seller. From and after the Closing, the Seller shall indemnify the Purchaser Indemnitees against, and hold them harmless from, any loss, liability, claim, obligation, damage or expense, including reasonable legal fees, costs and expenses, which shall include, for the avoidance of doubt, all reasonable legal fees, costs and expenses of enforcing a Purchaser Indemnitee’s rights pursuant to this Article IX (collectively, “Losses”), suffered or incurred by such Purchaser Indemnitees (without duplication for (i) any indemnification provided for in Section 9.01(a) and (ii) any indemnification that may be sought under more than one clause of this Section 9.02) arising from, relating to or otherwise in respect of:

(a)       any breach of any representation or warranty of the Seller contained in Articles II or III of this Agreement or in any certificate delivered by the Seller pursuant to this Agreement;

(b)       any breach of any covenant, obligation or agreement of the Seller contained in this Agreement;

(c)       any Transaction Expenses incurred or owed by the Seller or any Transferred Entity in connection with any of the transactions contemplated by this Agreement; and

(d)       any failure to obtain the consent set forth in Section 3.04(C)(a) of the Seller Letter.

SECTION 9.03. Threshold; Cap; De Minimis. The Seller shall not be required to indemnify any Purchaser Indemnitee, and shall not have any liability:

(a)       under clause (a) of Section 9.02 unless the aggregate of all Losses for which the Seller would, but for this clause (a), be liable thereunder exceeds on a cumulative basis an amount equal to nine million one hundred fifty thousand dollars ($9,150,000) (the “Basket Amount”) and then only to the extent of any such excess; provided, that any and all breaches of the Class 1 Representations and the representations and warranties set forth in Section 3.20 shall not be subject to the Basket Amount, but instead shall be recoverable in full on a dollar-for-dollar basis; and

(b)       under clause (a) of Section 9.02 in excess of one hundred fourteen million three hundred seventy five thousand dollars ($114,375,000) (the “Cap”) provided, that any and all breaches of the Class 1 Representations and the representations and warranties set forth in Section 3.20 shall not be subject to the Cap.

SECTION 9.04. Survival of Representations; Covenants; Agreements. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing as follows: (a) the representations and warranties in Articles II, III and IV (other than the Class I Representations and Sections 3.12, 3.14 and 3.17 and the last sentence of Section 3.20 ) shall survive until the fifteen month anniversary of the Closing Date, (b) the Class I Representations shall survive indefinitely, (c) the representations and warranties in Section 3.17 shall survive until the three year anniversary of the Closing Date, (d) the representations and warranties in Section 3.12, Section 3.14 and the last sentence of Section 3.20 shall survive for 60 days following the expiration of the applicable statute of limitations (after giving effect to any extension thereof), it being agreed that with respect to the representations in Section 3.12, in respect of any German Entities such period shall not expire before the expiration of a limitation period of six months after the final binding and unchangeable assessment (endgültig bestandskräftige und nicht mehr änderbare Festsetzung) of the relevant Tax, (e) the covenants contained in Sections 6.01(a), 6.01(b) and 6.01(c) shall survive until the fourth, second and second anniversaries of the Closing Date, respectively, of the Closing Date, and (f) all other covenants contained in this Agreement shall survive indefinitely or otherwise in accordance with their terms.

SECTION 9.05.	Termination of Indemnification; Other Limitations.

(a)       The obligations to indemnify and hold harmless any person (i) pursuant to Section 9.01 and subject to Section 9.04(d), with respect to the German Entities (in any such case the determining date under this clause (i) shall be six months following the final binding and unchangeable assessment (endgültig bestandskräftige und nicht mehr änderbare Festsetzung) of the applicable Tax), shall terminate 60 days following the expiration of the applicable statute of limitations (after giving effect to any extension thereof), (ii) pursuant to Section 9.02(a) or 9.07(a) shall terminate when the applicable representation or warranty terminates pursuant to Section 9.04, (iii) pursuant to Section 9.02(b) or Section 9.07(b) shall terminate 90 days after the applicable covenant terminates pursuant to Section 9.04 and (iv) pursuant to the other clauses of Section 9.02 and Section 9.07 shall not terminate; provided, however, that all such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim pursuant to Section 9.09 to the party providing the indemnification.

(b)       For purposes of calculating the amount of any Loss in connection with a claim by any Purchaser Indemnitee with respect to a breach of any representation or warranty made by the Seller for which indemnification is sought pursuant to this Article IX, all “material adverse effect” and other materiality references in the representations and warranties set forth in Article II and Article III, as applicable, shall be disregarded other than the references set forth in Sections 3.05(a), 3.05(b), 3.15(a), 3.21(a) and 3.22.

SECTION 9.06. Exclusive Monetary Remedy; Consequential Damages; Nature of Payments; No Duplicate Recovery.

(a)       Except as otherwise specifically provided in this Agreement or in the Transition Services Agreement, the Purchaser and the Seller acknowledge that their exclusive monetary remedy after the Closing with respect to any claims relating to this Agreement, the transactions contemplated by this Agreement and the Business and its assets and liabilities (other than for fraud or criminal activity) shall be pursuant to the indemnification provisions set forth in this Article IX. In furtherance of the foregoing, each of the Purchaser and the Seller, for itself and its affiliates (including the Transferred Entities), waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud) for monetary damages it may have against the other or its affiliates arising under this Agreement, any document or certificate delivered in connection herewith, any applicable Law, except pursuant to the indemnification provisions set forth in this Article IX.

(b)       Neither the Purchaser, any Transferred Entity nor the Seller shall be liable or otherwise responsible to any other person for lost profits, lost revenues, lost opportunity costs, costs of financing or indirect, consequential, punitive, special, or incidental damages arising out of, or relating to, this Agreement or the transactions contemplated by this Agreement, the performance or breach of this Agreement or any liability or obligation retained or assumed under this Agreement except to the extent such damages are an element of a Third Party Claim against the Purchaser, any Transferred Entity or the Seller which is the object of indemnification hereunder.

(c)       Notwithstanding any other provision in this Agreement to the contrary, no indemnified party shall be entitled to indemnification under this Article IX with respect to any Loss to the extent that such Loss was specifically reflected in the calculation of the adjustment to Purchase Price pursuant to Section 1.04.

SECTION 9.07. Indemnification by the Purchaser. From and after the Closing, the Purchaser and the Transferred Entities shall, jointly and severally, indemnify the Seller Indemnitees against, and hold each of them harmless from, any Loss suffered or incurred by the Seller Indemnities (without duplication for (i) any indemnification provided for in Section 9.01(b) and (ii) any indemnification that may be sought under more than one clause of this Section 9.07) arising from, relating to or otherwise in respect of:

(a)       any breach of any representation or warranty of the Purchaser contained in Article IV of this Agreement or in any certificate delivered by the Purchaser pursuant to this Agreement; or

(b)       any breach of any covenant, obligation or agreement of Purchaser contained in this Agreement.

SECTION 9.08. Calculation of Losses. The amount of any Loss for which indemnification is provided under this Article IX shall be net of any amounts actually recovered by the indemnified party under insurance policies with respect to such Loss. In any case where the Purchaser or its subsidiaries recovers from third parties any amount in respect of a matter with respect to which an indemnifying party has indemnified it pursuant to this Article IX, such indemnified party shall promptly pay over to the indemnifying party the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of any amount previously so paid by the indemnifying party to or on behalf of the indemnified party in respect of such matter.

SECTION 9.09.	Procedures.
(a)	Third Party Claims.

(i)        In order for a person (the “indemnified party”) to be entitled to any indemnification provided for under Section 9.02 or Section 9.07 in respect of, arising out of or involving a claim made by any person against the indemnified party (a “Third Party Claim”), such indemnified party must notify the indemnifying party in writing (and in reasonable detail) of the Third Party Claim promptly following receipt by such indemnified party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except and only to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure. Thereafter, the indemnified party shall deliver to the indemnifying party, promptly following the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(ii)       If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof by written notice to the indemnified party within 10 days of the receipt of the notice received pursuant to Section 9.09(a)(i) with counsel selected by the indemnifying party; provided that such counsel is not reasonably objected to by the indemnified party; provided, further, that such written notice given after 10 days will be valid except and only to the extent the indemnified party shall have been actually and materially prejudiced; provided, further, that notwithstanding the foregoing, the indemnifying party shall not be entitled to assume control of such defense and shall pay the reasonable fees and expenses of counsel (reasonably acceptable to the indemnifying party) retained by the indemnified party if (i) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegations or investigation; (ii) the claim seeks an injunction or equitable relief against the indemnified party; (iii) the indemnified party reasonably believes upon advice of counsel that an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would have a material adverse effect on the Business; (iv) the indemnifying party failed or is failing to prosecute or defend such claim; or (v) if the claim is subject to the Cap and such claim together with all outstanding and unresolved claims that are subject to the Cap could reasonably be expected to give rise to Losses which are more than 150% of the remaining amount indemnifiable by such indemnifying party with respect to such claims pursuant to this Article IX. Should the indemnifying party be entitled and so elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof. If the indemnifying party assumes such defense in accordance with this Agreement, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the fees, costs and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party is delinquent in giving notice of the Third Party Claim as provided above) and with respect to any Third Party Claim where the indemnifying party was prohibited from assuming such defense pursuant to this Section 9.09. If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. No party shall compromise or settle any Third Party Claim without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that if such compromise or settlement relates only to monetary amounts and provides for the full and unconditional release of the Purchaser Indemnitees from all liability in connection with such claim, then the Seller may settle such claim without the Purchaser’s consent as long as the Seller pays in full the amount required to settle such Third Party Claim and the settlement of such claim does not contain an admission of wrongdoing on the part of any Purchaser Indemnitee. All claims under Section 9.02 or Section 9.07 other than Third Party Claims shall be governed by Section 9.09(b).

(b)       Other Claims. If any indemnified party should have a claim against any indemnifying party under Section 9.02 or Section 9.07 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall promptly deliver notice of such claim to the indemnifying party after obtaining knowledge of such claim. The failure by any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 9.02 or Section 9.07, except to the extent that the indemnifying party shall have been actually prejudiced by such failure. If the indemnifying party and the indemnified party do not agree within 30 calendar days following the indemnifying party’s receipt of such notice with respect to such claim under Section 9.02 or Section 9.07 (as such period may be extended by mutual agreement), then the indemnified party and the indemnifying party may pursue the remedies available under this Agreement.

(c)	Procedures Relating to Indemnification of Tax Claims.

(i)        Promptly after a party (the “Tax Indemnified Party”) becomes aware of the existence of a Tax issue that may give rise to an indemnification claim under Section 9.01 (a “Tax Controversy”) by it against the other party (the “Tax Indemnifying Party”), the Tax Indemnified Party shall notify the Tax Indemnifying Party of the Tax issue and thereafter shall promptly forward to the Tax Indemnifying Party copies of the relevant portion of any notice or other document received from any Taxing Authority and communications with any Taxing Authority relating to such Tax Controversy; provided, however, that a failure to give such notice will not affect such other party’s rights to indemnification under this Article IX, except to the extent that such party is actually prejudiced thereby. Any out-of-pocket expenses incurred in handling, settling or contesting a Tax Controversy shall be borne by the Tax Indemnifying Party.

(ii)       Except as otherwise provided in this Section 9.09(c)(ii), after the Closing Date (except in the case of any Tax Controversy relating to a Tax Return of any consolidated, combined or unitary group of which the Transferred Entities were members (a “Pre-Closing Consolidated Return”)), the Purchaser shall control the conduct, through counsel of its own choosing, of any Tax Controversy with respect to any of the Transferred Entities. In the case of a Contest after the Closing Date that relates solely to Taxes for which the Purchaser is indemnified under 9.01(a) (including any Pre-Closing Consolidated Returns), the Seller may elect to control the handling, settling or contesting of any such Tax Controversy, but the Purchaser shall have the right to participate in such Tax Controversy (except in the case of a Tax Controversy that relates to a Pre-Closing Consolidated Return) at its own expense. The Seller shall not settle, compromise and/or concede any portion of such Tax Controversy (except in the case of a Tax Controversy that relates to a Pre-Closing Consolidated Return) without obtaining the Purchaser’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned. In the case of a Tax Controversy that relates both to Taxes for which Purchaser is indemnified under Section 9.01(a) and Taxes for which Seller is indemnified under 9.01(b), the Purchaser shall control the conduct of such Tax Controversy, but the Seller shall have the right to participate in such Tax Controversy at its own expense, and the Purchaser shall not settle, compromise and/or concede such Tax Controversy without the prior written consent of the Seller, which consent shall not be unreasonably withheld, delayed or conditioned. The Tax Indemnifying Party shall keep the Tax Indemnified Party reasonably informed as to the progress of any Tax proceeding with respect to a Tax Controversy to the extent such Tax proceeding relates to Taxes payable by or with respect to the Transferred Entities and shall consider in good faith any written comments or suggestions regarding such Tax proceeding from the Tax Indemnified Party.

ARTICLE X

General Provisions

SECTION 10.01. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party without the prior written consent of the other party; provided that (a) the Purchaser may assign this Agreement (i) to any affiliate of the Purchaser, (ii) for collateral purposes to any lender providing debt financing to the Purchaser or (iii) subsequent to the Closing, to any transferee of all or substantially all of the assets of the Business, and (b) this shall not require consent in connection with or otherwise restrict a change of control of the Seller or the Purchaser. Any attempted assignment in violation of this Section 10.01 shall be null and void.

SECTION 10.02. No Third Party Beneficiaries. Except with respect to the Purchaser Indemnities and Seller Indemnities as provided in Article IX and with respect to Harbinger pursuant to Section 8.02(d), this Agreement is for the sole benefit of the parties and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties and such successors and assigns, any legal or equitable rights hereunder.

SECTION 10.03. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by electronic mail, facsimile or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or electronic mail, facsimile, or if mailed, three days after mailing (or, one business day in the case of express mail or overnight courier service) to the parties at the following addresses or facsimiles (or at such other address for a party as shall be specified by like notice):

(a)	if to the Purchaser,

Salton, Inc.

3633 Flamingo Road

Miami, FL 33027

Telephone:	(954) 883-1000
Facsimile:	(954) 883-1714

Attention: General Counsel

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Telephone: (212) 373-3000

Facsimile: (212) 757-3990

Attention: Jeffrey D. Marell

(b)	if to the Seller,

Spectrum Brands, Inc.

Six Concourse Parkway, Suite 3300

Atlanta, Georgia 30328

Telephone: (770) 829-6202

Facsimile: (770) 829-6200

Attention: Kent J. Hussey, Chief Executive Officer

with a copy to:

Sutherland Asbill & Brennan LLP

999 Peachtree Street, N.E.

Atlanta, Georgia 30309-3996

Telephone: (404) 853-8107

Facsimile: (404) 853-8806

Attention: Mark D. Kaufman

Notices delivered by facsimile shall have the same legal effect as if such notice had been delivered in person.

SECTION 10.04. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 10.05. Entire Agreement. This Agreement, the Harbinger Guarantees, the Ancillary Agreements, the Confidentiality Agreement, the Seller Letter, the Equity Financing Commitments and the other annexes and exhibits hereto and thereto, contain the entire agreement and understanding among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

SECTION 10.06. Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nonetheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the fullest extent possible.

SECTION 10.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

SECTION 10.08.	Consent to Jurisdiction.

(a)       Each party irrevocably submits to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court for the Southern District of New York, and any appellate court from any thereof, in any suit, action or other proceeding arising out of or relating to this Agreement or any transaction contemplated by this Agreement, or for recognition or enforcement of any judgment, and each party irrevocably and unconditionally agrees that all claims in respect of any such suit, action or other proceeding may be heard and determined in such New York State or, to the extent permitted by applicable Law, in such Federal court. The parties agree that a final judgment in any such suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)       Each party irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of any suit, action or other proceeding arising out of or relating to this Agreement or any transaction contemplated by this Agreement in any court referred to in the first sentence of paragraph (a) of this Section 10.08. Each party irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of any suit, action or other proceeding arising out of or relating to this Agreement or any transaction contemplated by this Agreement in any court referred to in the first sentence of Section 10.08(a).

(c)       Each party consents, to the fullest extent permitted by applicable Law, to service of any process, summons, notice or document in the manner provided for notices in Section 10.03. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

SECTION 10.09. Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any litigation, directly or indirectly, arising out of or relating to this Agreement or any transaction contemplated by this Agreement. Each party (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.09.

SECTION 10.10. Exhibits and Seller Letter; Interpretation. When a reference is made in this Agreement to a party or to an Article, Section, Annex, Exhibit or the Seller Letter, such reference shall be to a party to, an Article or Section of, or an Annex, Exhibit or the Seller Letter to, this Agreement, unless otherwise indicated. The Seller Letter and all Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made part of this Agreement as if set forth in full herein. The table of contents and the headings contained in this Agreement, the Seller Letter or any Annex or Exhibit to this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes”, “including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. All terms defined in this Agreement shall have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (x) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (y) all attachments thereto and instruments incorporated therein. The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. References to a person are also to its permitted successors and assigns. When a reference is made in this Agreement to the Business, such reference shall also be a reference to the Transferred Entities if the context so requires.

SECTION 10.11.	Defined Terms.

(a)       Certain Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” means an inquiry, proposal, indication of interest or offer relating to any (i) acquisition or sale of (1) any assets of the Transferred Entities outside of the ordinary course of business in excess of $1 million in the aggregate, or (2) any of the equity securities of any Transferred Entity, or (ii) merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Transferred Entities, other than the transactions contemplated by this Agreement.

“affiliate” means, with respect to any person, another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person.

“Assumed Indebtedness” means all Indebtedness of the Transferred Entities existing as of the Closing, excluding (i) Indebtedness that is repaid by the Seller on or prior to the Closing or (ii) Indebtedness as to which the Transferred Entities are being fully released on or prior to the Closing so as to no longer constitute Indebtedness of a Transferred Entity.

“Balance Sheet” means the unaudited combined consolidated balance sheet of the Business as of September 30, 2007 attached as Exhibit H hereto.

“business day” means any day on which banks are not required or authorized to close in The City of New York, New York.

“Cash” means all cash and cash equivalents (net of book overdraft), as determined in accordance with GAAP.

“Closing Working Capital” means the Working Capital as of the close of business on the business day immediately preceding the Closing Date.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“commodity agreement” means any commodity futures contract, commodity derivative instrument, commodity option or other agreement, instrument or arrangement.

“Contribution Notice” means a notice as defined in section 38 of the Pensions Act 2004 issued by the UK Pensions Regulator.

“control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Group Liability” means Liabilities with respect to any employee benefit plan or arrangement that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code other than the plan set forth in Section 3.14(c) of the Seller Letter, COBRA, the Coal Industry Retiree Health Benefit Act of 1992, as amended, or any other statute that imposes liability on a so-called controlled group basis with reference to any provision of Section 52(a) or Section 414 of the Code or Section 4001 of ERISA, as applicable, that is due to the Seller’s status as part of a Seller Commonly Controlled Entity.

“currency agreement” means any currency exchange contract, currency swap agreement, currency derivative instrument or other agreement, instrument or arrangement designed to hedge currency exchange risk.

“Debt Financing” means the debt financing provided to the Purchaser or its designees pursuant to the Debt Financing Commitments (or any replacement commitments obtained by the Purchaser).

“EBITDA Baseline” means an amount equal to ninety-two million nine hundred thousand dollars ($92,900,000), which amount has been determined with respect to the Transferred Entities on a combined consolidated basis and calculated in the manner and using the same methods as the corresponding line items set forth on Annex C for purposes of calculating EBITDA, as reported for the year ended September 30, 2007 by reference to the Unaudited Financial Statements.

“EBITDA Price Adjustment” means an amount equal to the product of (x) ten (10) multiplied by (y) the amount of the EBITDA Shortfall.

“EBITDA Shortfall” means the amount, if any, by which the Final EBITDA Amount is more than three million dollars ($3,000,000) less than the EBITDA Baseline.

“Environmental Claim” means any administrative, regulatory or judicial action, suit, order, demand, claim, investigation, other proceeding or written notice of noncompliance or violation by or from any person alleging liability arising out of, based on or resulting from (a) the presence or Release of, or exposure to, any Hazardous Materials at any location or (b) the failure to comply with any Environmental Law.

“Environmental Laws” means any applicable Law, Judgment or Permit issued, promulgated or entered into, by or with any Governmental Entity relating to (a) pollution, preservation or reclamation of natural resources, (b) the protection of human health or the environment (including ambient air, surface water, groundwater, soils, land surface or subsurface strata) or (c) human exposure to Hazardous Materials.

“Equity Financing” means the equity financing to be provided to the Purchaser or its designees pursuant to the Equity Financing Commitments (or any replacement commitments obtained by the Purchaser in compliance with this Agreement).

“equity interests” means shares of capital stock, membership interests in a limited liability company, partnership interests, beneficial interests in a trust or other equity ownership interests in a person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“Final EBITDA Amount” means an amount determined in accordance with Section 5.23 with respect to the Transferred Entities on a combined consolidated basis and calculated in the manner and using the same methods as the corresponding line items set forth on Annex C for purposes of calculating EBITDA, as reported for the year ended September 30, 2007 by reference to the 2007 Audited Financial Statements.

“Financing” means the Debt Financing and the Equity Financing.

“FSD” means a notice issued by the Pensions Regulator under section 43 of the Pensions Act 2004.

“German Entity” means any of Tetra Holding GmbH, 8 in 1 Pet Products GmbH and/or Tetra GmbH.

“Group Stakeholder Pension Schemes” means the stakeholder pension schemes administered by Legal & General to which Tetra (UK) Limited contributes on behalf of UK Employees.

“Hazardous Materials” means (a) any petroleum (including crude oil or any fraction thereof) or asbestos or asbestos-containing materials and (b) any other wastes, materials, chemicals or substances prohibited, limited or regulated pursuant to any Law, Judgment or Permit.

“Indebtedness” means, without duplication, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) amounts owing as deferred purchase price for property or services, including all seller notes and “earn out” payments, and purchase price adjustment payments and non competition payments in connection with mergers and acquisitions transactions, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iv) obligations under any letter of credit, (v) all capitalized lease obligations and purchase money liens, (vi) guarantees (including so called take or pay or keep well agreements) with respect to any indebtedness, obligation, claim or liability of any other person of a type described in clauses (i) through (v) above, (vii) such amounts treated as Indebtedness pursuant to Section 5.20(b)(ii) hereof, and (viii) for clauses (i) through (vi) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties, “breakage” costs or similar payments associated with the repayment of or default under such Indebtedness.

“Intellectual Property” means any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application, patent right, unpatented invention, trademark, trademark registration, trademark application, service mark, trade name, business name, logo, brand name, copyright, copyright registration, design, computer software programs, including all source code, object code, specifications, designs and documentation related thereto; Technology; domain names, Internet addresses and other computer identifiers; and all applications and registrations for any of the foregoing, including all renewals and extensions thereof, or any right to any of the foregoing.

“interest rate agreement” means any interest rate protection agreement (including interest rate swaps, caps, floors, collars, derivative instruments and similar agreements) or other agreement, instrument or arrangement designed to hedge interest rate risk.

“knowledge” means, with respect to the Seller on any matter in question, the knowledge of any person set forth in Exhibit I hereto under the caption “Seller’s knowledge”, after reasonable inquiry and “knowledge” means, with respect to the Purchaser on any matter in question, the actual knowledge of any person set forth in Exhibit I hereto under the caption “Purchaser’s knowledge” after reasonable inquiry.

“material adverse effect” on or with respect to the Business or the Transferred Entities, taken as a whole, means any state of facts, change, development, condition, effect, event or occurrence (any such item, an “Effect”) that is materially adverse to the assets, properties, business condition (financial or otherwise) or results of operations of the Business or the Transferred Entities, taken as a whole; provided, however, that in no event shall any Effect resulting from any of the following be deemed to constitute or be taken into account in determining whether there has been, or is reasonably likely to be, a material adverse effect on the Business or the Transferred Entities: any Effect relating to (i) the economy in general, (ii) the economic, business, financial or regulatory environment generally affecting the industries in which the Business operates except to the extent such Effect has a materially disproportionate effect on the Business, (iii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis except to the extent such Effect directly involves the properties or assets of the Business or has a materially disproportionate effect on the Business, (iv) the public announcement of the identity of the Purchaser; (v) any action taken by the Purchaser or any of its affiliates or Representatives, and (vi) any action required to be taken under any Law or Consent of a Governmental Entity. “Material adverse effect” on or with respect to the Seller or the Purchaser means any Effect that (a) prevents or materially impedes or delays the consummation of the Acquisition or the other transactions contemplated by this Agreement or (b) has a material adverse effect on the ability of the Seller or the Purchaser, as the case may be, to perform its obligations under this Agreement and the Ancillary Agreements.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, association, Governmental Entity, unincorporated entity or other entity.

“Post-Closing Tax Period” means any taxable period (or portions thereof) that begins after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portions thereof) ending on or prior to the Closing Date.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping, pouring, emanation or migration of any Hazardous Material in, into, onto or through the environment (including ambient air, surface water, ground water, soils, land surface or subsurface strata) or within any building, structure, facility or fixture.

“Required Financial Information” means financial and other information regarding the Business of the type and in the form customarily included in confidential information memoranda used to syndicate bank credit facilities similar to the Debt Financing including all financial statements and financial data required by any debt financing commitments.

“Seller Senior Credit Agreements” means (i) the Credit Agreement entered into as of March 30, 2007, among the Seller, each lender from time to time party thereto, Goldman Sachs Credit Partners L.P., as the administrative agent, the collateral agent and the syndication agent, and the other financial institutions party thereto and (ii) the Credit Agreement, dated as of September 28, 2007, among the Seller, the subsidiaries of the Seller party thereto, the lenders from time to time party thereto, Wachovia Bank, National Association, as the administrative agent, the collateral agent and a letter of credit issuer, and the other financial institutions party thereto, in each such case as such agreement may be amended, supplemented or otherwise modified from time to time.

“Seller Senior Loan Documents” means the “Loan Documents”, as defined in each of the Seller Senior Credit Agreements, as each such Loan Document may be amended, supplemented or otherwise modified from time to time.

“subsidiary” means, with respect to any person, another person (a) as to which such person owns directly or indirectly (by another subsidiary of such person) an amount of the voting securities, other voting ownership or voting partnership interests sufficient to elect at least a majority of such other person’s Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) or (b) of which such person or another subsidiary of such person is a general partner or managing member.

“Tax” or “Taxes” means (i) all national, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate franchise, income, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, premium, property, customs, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative minimum, occupation, recapture, severance, capital stock, unemployment, disability, registration, estimated, and other taxes, and including all interest, penalties and additions imposed with respect to such amounts, and (ii) any transferee or secondary liability in respect of any items described in clause (i) above.

“Taxing Authority” means any national, state, county, local, municipal, foreign or other government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising Tax regulatory authority.

“Tax Return” or “Tax Returns” means all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Technology” means all trade secrets, confidential information, inventions, know-how, formulae, processes, procedures, research records, records of inventions, test information, market surveys and marketing and process know-how.

“Transaction Expenses” means any third party legal, accounting, financial advisory or other fees or expenses of the Transferred Entities related to the consummation of the transactions contemplated by this Agreement except with respect to Transfer Taxes to the extent Purchaser has agreed to pay one-half of such amounts pursuant to Section 5.04(b). For the avoidance of doubt, Transaction Expenses shall include any “change of control,” severance, stay bonuses, deal bonuses or similar payments payable as a result of the transactions contemplated by this Agreement other than those identified in 5.06(j) of the Seller Letter.

“UK Employee” means any individual employed by Tetra (UK) Limited.

“UK Pensions Regulator” means the body corporate as defined in section 1 of Pensions Act 2004 (UK).

“Working Capital” means, as of any time, the sum of net trade accounts receivable, non-trade accounts receivable, Cash, net inventory, and prepaid expenses, as set forth in Exhibit B, minus total accounts payable, accrued wages, accrued taxes O/T income/payroll and other accrued expenses, as set forth in Exhibit B, in each case of the Transferred Entities determined on a combined consolidated basis and calculated in the same manner, using the same methods, as the corresponding line items of the Working Capital Amount set forth on Exhibit B hereto, which in all cases shall be determined in accordance with GAAP applied consistently with past accounting practices in the preparation of the Interim Financial Statements, except as otherwise provided in Exhibit B hereto.

“Working Capital Amount” means one hundred million six hundred thousand dollars ($100,600,000).

“Working Capital Overage” shall exist when (and shall be equal to the amount by which) the Final Working Capital exceeds the Working Capital Amount.

“Working Capital Underage” shall exist when (and shall be equal to the amount by which) the Final Working Capital is less than the Working Capital Amount.

(b)       Other Defined Terms. For purposes of this Agreement, each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2006 Audited Financial Statements	5.16
2007 Audited Financial Statements	5.16
2008 Audited Financial Statements	5.16
Acquisition	Recitals
Actions	5.05(c)
Active Employee	5.06(a)
Additional Financial Information	5.16
ADSP	5.05(h)(iii)
Agreement	Preamble
Ancillary Agreements	2.02
ASMIO	Recitals
Assumed Benefit Agreement	3.14(a)
Assumed Benefit Plan	3.14(a)
Assumed Employee Payments	5.06(j)
Assumed Severance Agreements	5.06(j)
Auditors	5.16
Basket Amount	9.03(a)
Business	Recitals
Business Customer	6.01(d)
Business Employees	3.14(a)
Business Portion	5.15
Business Product	3.24
Cap	9.03(b)
Cap Ex Budget	5.01(b)(x)
CBA	3.18
Class I Representations	7.02(a)
Closing	1.02
Closing Adjustments	1.01(a)
Closing Date	1.02
Competitive Activities	6.01(a)
Confidentiality Agreement	6.02(a)
Consent	2.03
Continuation Period	5.06(c)
Contract	2.03
Currently Utilized Real Property	3.07(a)
Debt Financing Commitment	Recitals
DOJ	5.03(a)(ii)(1)
DOL	3.14(a)
Draft Allocation	5.05(h)(iii)

Effect	10.11(a)
Equity Financing Commitment	Recitals
ERISA	3.14(a)
Exchange Act	2.03
Expense Reimbursement	8.02(d)
Final Allocation	5.05(h)(iii)
Final Assumed Indebtedness Amount	1.01(b)
Final Working Capital	1.01(b)
Financial Statements	3.05(a)
Foreign Merger Control Laws	2.03
Foreign Plan	3.14(n)
FTC	5.03(a)(ii)(1)
GAAP	1.01(b)
Governmental Entity	2.03
Harbinger	Recitals
Harbinger Guarantee	Recitals
HCPMF	Recitals
HCPSSF	Recitals
HSR Act	2.03
Improvements	3.07(c)
Inbound Licensed Intellectual Property	3.08(a)
Incentive Plans	5.06(j)
indemnified party	9.09(a)(i)
Interim Financial Statements	3.05(a)
IRS	3.12(m)
Judgment	2.03
Key Employee	3.18
Labor Laws	3.18
Law	2.03
Lease	3.07(b)
Leased Property	3.07(a)
Leasing Entity	3.07(a)
Liens	3.06(a)
Liquidated Damages	8.02(b)
Losses	9.02
Material Contracts	3.09(c)
Multiemployer Plan	3.14(a)
New Welfare Plans	5.06(c)
Non-Business Portion	5.15
Notes	1.01(a)
NYSE	2.03
Outbound Licensed Intellectual Property	3.08(d)
Outside Date	8.01(a)(iv)
Owned Intellectual Property	3.08(a)

Owned Property	3.07(a)
PBGC	3.14(a)
Permits	3.10
Permitted Liens	3.06(a)
Pet LLC	Preamble
PLTA	5.20(b)
Pre-Closing Consolidated Return	9.09(c)(ii)
Pre-Closing Service	5.06(d)
Property Owning Entity	3.07(a)
Property Taxes	9.01(c)(i)
Purchased Direct Subsidiary	Recitals
Purchased Direct Subsidiary’s Equity Interests	Recitals
Purchased Indirect Subsidiaries	Recitals
Purchased Indirect Subsidiaries’ Equity Interests	Recitals
Purchase Price	1.01
Purchaser	Preamble
Purchaser 401(k) Plan	5.06(k)
Purchaser Cure Period	8.01(a)(ii)
Purchaser Indemnitees	9.01(a)
Purchaser Seller Non-Material Covenant Failures	7.03(b)
Recall	3.23
Remaining Employees	6.01(c)
Representatives	5.02
Required Consents	7.02(e)
Retiree Medical Liability	3.14(k)
Rovcal	1.03(e)
Salton	Preamble
SEC	3.14(a)
Section 338 Elections	5.05(h)(i)
Section 338 Forms	5.05(h)(ii)
Seller	Preamble
Seller 401(k) Plan	5.06(k)
Seller Benefit Agreement	3.14(a)
Seller Benefit Plan	3.14(a)
Seller Commonly Controlled Entity	3.14(a)
Seller Indemnitees	9.01(b)
Seller Letter	II
Seller Non-Material Covenant Failures	7.02(b)
Shared Contracts	5.15
SOX	5.17
Straddle Period	9.01(c)
Tax Controversy	9.09(c)(i)
Tax Indemnified Party	9.09(c)(i)
Tax Indemnifying Party	9.09(c)(i)

Tax Sharing Agreements	5.05(e)
Third Party Claim	9.09(a)(i)
Title Company	5.13(a)
Title IV Plan	3.14(c)
Transfer Taxes	5.04(b)
Transferors	Recitals
Transferred Employees	5.06(a)
Transferred Entities	Recitals
Transferred Entity Voting Debt	3.02(a)
Transferred Equity Interests	Recitals
Transferred Intellectual Property	3.08(a)
Transferred Real Property	3.07(a)
Transition Services Agreement	1.03(c)
Unaudited Financial Statements	3.05(a)
United	1.03(d)
UPG	1.03(d)
WARN Act	3.14(j)

SECTION 10.12. Specific Performance. Seller hereby acknowledges and agrees that money damages would not be a sufficient remedy for any breach of this Agreement by Seller, that Purchaser would suffer irreparable harm as a result of any such breach, and that, in addition to all other remedies available under this Agreement or at law or in equity, Purchaser shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without posting any bond, security or other undertaking in the Supreme Court of the State of New York sitting in New York County (and, if such Supreme Court of the State of New York shall be unavailable, in any other New York State court or in the United States District Court for the Southern District of New York), and any appellate court from any thereof. In the event of any action by Purchaser to enforce this Agreement, Seller hereby waives the defense that there is an adequate remedy at law. Purchaser hereby acknowledges and agrees that money damages would not be a sufficient remedy for any breach by Purchaser of Sections 5.05 (but only in respect of matters after the Closing), 5.06 (but only in respect of matters after the Closing), 5.09(a), 5.09(c) (but only in respect of matters after the Closing), 5.15 (but only in respect of matters after the Closing), 5.19 (but only in respect of matters after the Closing), 5.20 (but only in respect of matters after the Closing), 6.01(c) (but only in respect of matters after the Closing), 6.01(f) (but only in respect of matters after the Closing), 6.02, 6.03, 6.04 (but only in respect of matters after the Closing) and 6.05 (but only in respect of matters after the Closing) that Seller would suffer irreparable harm as a result of any such breach, and that, in addition to all other remedies available under this Agreement or at law or in equity, Seller shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without posting any bond, security or other undertaking in the Supreme Court of the State of New York sitting in New York County (and, if such Supreme Court of the State of New York shall be unavailable, in any other New York

State court or in the United States District Court for the Southern District of New York), and any appellate court from any thereof. In the event of any action by Seller to enforce Sections 5.05 (but only in respect of matters after the Closing), 5.06 (but only in respect of matters after the Closing), 5.09(a), 5.09(c) (but only in respect of matters after the Closing), 5.15 (but only in respect of matters after the Closing), 6.01(c) (but only in respect of matters after the Closing), 6.01(f) (but only in respect of matters after the Closing), 6.02, 6.03, 6.04 (but only in respect of matters after the Closing) and 6.05 (but only in respect of matters after the Closing), Purchaser hereby waives the defense that there is an adequate remedy at law. For the avoidance of doubt, except as specifically provided above, Seller shall not be entitled to specific performance or injunctive relief as a remedy under this Agreement or in connection with the transactions contemplated hereby.

SECTION 10.13. Seller Shall Cause Subsidiaries to Take Actions. Seller shall cause the other Transferors and the Transferred Entities to take all actions required by this Agreement and the Ancillary Agreements to be taken by them.

SECTION 10.14. ASMIO. Notwithstanding anything in this Agreement to the contrary, the assets, liabilities and results of operations of ASMIO are not included in the Financial Statements and its assets and liabilities shall not be included in computing the Purchase Price or Working Capital. In addition, none of the representations, warranties, covenants and agreements of the Seller in this Agreement shall apply to ASMIO except for Sections 1.03(a), 2.04 and this Section 10.14.

[remainder of this page intentionally left blank]

[signatures on next page]

IN WITNESS WHEREOF, each of the Purchaser and the Seller has duly executed this Purchase Agreement as of the date first written above.

SALTON, INC.
By:	/s/ Terry Polistina
Name: Terry Polistina Title: President & CEO

SPECTRUM BRANDS, INC.
By:	/s/ Kent Hussey
Name: Kent Hussey Title: Chief Executive Officer

APPLICA PET PRODUCTS LLC
By:	/s/ Lisa R. Carstarphen
Name: Lisa R. Carstarphen Title: Corporate Secretary